White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

August 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 7 to Registration Statement on Form S-1
Filed July 25, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated August 4, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 7 to the Registration Statement on Form S-1 filed July 25, 2023. Amendment No. 8 is being filed simultaneously. Except where otherwise indicated, capitalized terms used and undefined in this response letter have the meanings given such terms in the Form S-1.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 7 to Registration Statement on Form S-1 filed July 25, 2023

Business

Key Developments, page 51

1.	We note that you expanded disclosure in response to prior comment 3 to discuss the uncertainty of collecting amounts due from Ault associated with certain participation rights although you have not explained why the amount would not be received under the arrangement with Ecoark that you previously disclosed on page 81 of the amendment that you filed on March 29, 2023, which has been removed in the more recent amendments, though continues to be described on page F-28, stating “The effect of this transaction for the Company is that we begin collecting Amounts from Ecoark in satisfaction of Ault’s account payable to us related to the Participation Rights due.”

Securities and Exchange Commission

August 22, 2023

Please further expand your disclosures on pages 51, 81, and F-28 to describe the status of the arrangement under which payments due from Ault were to be paid by Ecoark instead and if you do not expect to receive the payment from either Ault or Ecoark, also describe the recoverability assessments that you have performed in accounting for the $1.4 million receivable from Ault Energy pursuant to the policy that you describe on page F-11. Please also file the agreement with Ecoark as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have updated the disclosure on page 52, in the financial statements and elsewhere in the Registration Statement to address the arrangement with Ecoark and Ault. We have also added a risk factor regarding the uncertainty surrounding our ability to collect the amounts due on page 7.

As it relates to the recoverability of the $1.4 million receivable from Ault as of March 31, 2023, the Company has collected $1.2 million in April 2023 and concluded there is no recoverability issue with the receivable as of March 31, 2023. As it relates to the outstanding amounts due from Ault, as of June 30, 2023 the entire balance under these participation agreements and another Ault receivable has been fully reserved for as bad debt.

2.	We note that you have added disclosure in response to prior comment 4 to describe various scenarios that may be available to investors in the Fund in connection with the redemption rights that you have conveyed with their interests in the fund, which you indicate may be exercised within 90 days of the earlier of 42 months after the offering, and September 30, 2027, and cause you to pay fair value for the interests using a “PV20” valuation methodology.

You indicate that as of July 24, 2023, the Fund has raised $3,250,000 and we see that you have reported the amount as a non-controlling interest within equity on pages 28, 33, F-3, and F-5. However, given the redemption provision that you have described it is unclear why you would not be reporting the balance as temporary equity, following the guidance in FASB ASC 480-10-S99-3A.

Please also address applicability of the guidance referenced above, including paragraph 3 as to the intended scope, paragraph 4 on classification, paragraph 12(c) on initial valuation, and paragraphs 15 and 16(c) on subsequent measurement, including the election that would be made for instruments that are not currently redeemable. Please submit any revisions that you believe would be necessary to conform your presentation and accounting to this guidance.

Response: We recognize that the Staff relied upon disclosure in Amendment No. 7 about the three options that partners will have upon a redemption event. As described below, the Limited Partnership version filed with that amendment dated July 12, 2023 had not been executed as required by the Limited Partnership Agreement so the disclosure was mistaken. Following receipt of the comment letter, our counsel requested the executed Limited Partnership Agreement and we learned of the error.

Securities and Exchange Commission

August 22, 2023

We are providing the Staff with a brief overview of the Fund’s governing documents containing the redemption provisions as in effect from inception to date.

The table below reflects all Limited Partnership Agreements, the respective dates and the redemption language, if any.

Date	Name	Redemption Requirement
August 29, 2022	Limited Partnership Agreement	none
October 31, 2022	Limited Partnership Agreement	Required redemption with no partner elections
July 12, 2023	Amended and Restated Limited Partnership Agreement	Three partner elections
August 17, 2023	Amended and Restated Limited Partnership Agreement	Three partner elections

Both the October 31st and August 17th versions are filed as Exhibits 10.32 and 10.33, respectively, to Amendment No. 8. As indicated above, the July 12, 2023 version was not effective since the two investor partners never signed it. Section 13.14 of the October 31, 2022 version required a majority of outstanding units to approve. That majority is held by a $3 million investor who, together with a $250,000 investor, executed the October 31, 2022 version. After it was discovered they never executed the July 12th version, the Fund created the version that was executed on August 17, 2023 and dated as of August 15, 2023.

We also attach a copy of the July 12, 2023 partially executed version of the Amended and Restated Agreement as Exhibit A to this response letter. It was filed as Exhibit 10.32 to Amendment No. 7. As a result of the change effective as of August 17th, the Company believes that for the periods ended March 31, 2023 and June 30, 2023 treatment as permanent equity was appropriate as described below; going forward beginning with the three months ending September 30, 2023, the Company will treat it as temporary equity.

The Company has determined that prior to the August 17th amendment, under ASC 480-10-25-4 the redemption would be required to occur only upon the liquidation of the reporting entity, and therefore classification as permanent equity is appropriate for the periods ended prior to August 17th. ASC 480-10-25-4 provides that a mandatorily redeemable financial instrument shall be classified as a liability (i.e. outside of permanent equity) unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. We interpret this guidance to provide that if the redemption is required to occur only upon liquidation or termination, permanent equity is the appropriate classification for the financial instrument at issue.

Securities and Exchange Commission

August 22, 2023

In the Fund’s case, the October 2022 Agreement provided for the redemption to coincide with the Fund’s liquidation or termination because Section 10.05 of the October 31, 2022 Agreement, when read in conjunction with Sections 101(11) and 801(4) of the Delaware Revised Uniform Limited Partnership Act (Del. Code Ann. tit. 6, §§ 17-101 et seq.), would result in the dissolution of the partnership due to a lack of any limited partners following the redemption. Specifically, Section 10.05 of the October 31st version provided that the Fund “shall” purchase the partnership units from the investor partners, and that such investor partners “shall” sell their partnership units to the Fund, thereby imposing a legal obligation on each party to effect the redemption of the partnership units. When this occurs, the Fund would only have one partner – the general partner, and no limited partners as all outstanding limited partnership units would be redeemed. This would result in a liquidation or termination of the Fund because Section 101(11) of the Delaware Limited Partnership Act requires that a limited partnership have at least two partners, at least one of which is a limited partner. Further Section 801(4) of the Delaware Limited Partnership Act provides that a partnership is dissolved upon the limited partnership ceasing to have any limited partners. Based on the above-referenced provisions and ASC 480-10-25-4, permanent equity was the appropriate accounting classification for the periods ended March 31, 2023 and June 30, 2023, because the October 31st version governed the Fund during those periods.

For future reporting periods beginning September 30, 2023, the August 17th Agreement governs the Fund. As explained below, we believe the accounting treatment as permanent equity during the prior reporting periods is proper but that going forward, the Company will be required to treat the fund investments as temporary equity.

As explained above, the redemption required by Section 10.05 of the October 31st Agreement was mandatory as to both the Fund and the limited partners for the periods ended March 31, 2023 and June 30, 2023, and is required to occur only upon the liquidation of the Fund, such that the classification of permanent equity for the non-controlling interests is appropriate, as well as the initial value and subsequent value presented.

We have reviewed in detail ASC 480-10-S99-3A as it relates to the intended scope, classification, initial valuation and subsequent measurement as it relates to the $3,250,000 that the Company received from the Fund, which has been classified as non-controlling interests. As stated throughout the Prospectus, prior to the August 17, 2023 amendment, the offer to redeem these investments was mandatory upon liquidation of the Fund.

Effective with the August 17th Agreement, we have concluded that the classification will shift from permanent equity to temporary equity as the Company is now responsible for potentially redeeming the partnership interest in cash should the partners choose this option. This would create a situation where the redemption is not solely within the control of the Company. This reclassification is to occur with our financial statements for the period ending September 30, 2023.

Therefore, it is the Company’s conclusion that the non-controlling interest related to the Fund be considered permanent equity rather than temporary equity as of June 30, 2023 and March 31, 2023, and that as a result no changes to the classification are necessary.

Securities and Exchange Commission

August 22, 2023

An example of our anticipated disclosure commencing with the period ending September 30, 2023 is as follows:

Note __: Redeemable Non-Controlling Interests

The ownership interests held by our subsidiary, a limited partnership, controlled by the Company are classified as non-controlling interests. These non-controlling interests consist of outside parties that have certain redemption rights that, if exercised, require the Company to purchase the parties’ ownership interests. These interests are classified and reported as redeemable non-controlling interests and are reflected as temporary equity on the consolidated balance sheet and have been adjusted to their approximate redemption values, after the attribution of net income or loss, pursuant to Paragraph 16C of ASC 480-10-S99-3A.

We anticipate the reclassification to be made at the carrying amount pursuant to Paragraph 12C of ASC 480-10-S99-3A, and subsequently adjusted to the PV20 valuation when the wells are brought online and this valuation can be measured pursuant to Paragraph 15 of ASC 480-10-S99-3A.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.	Given the revisions made to Note 4 to your financial statements in response to prior comment 7, and considering the incremental changes that may be necessary to address the additional related comment in this letter, please discuss extending audit coverage to the incremental content for both periods with your auditors, and advise us of your arrangement with the auditors to address this concern, and the manner by which this will become apparent in the audit opinions.

Response: MaloneBailey, LLP and RBSM LLP extended the audit coverage to “Oil and gas properties, full cost method” and “Unevaluated wells in progress” in Note 4 to the financial statements for the years ended March 31, 2023 and 2022, and dual dated the audit opinion to the financial statements for the years ended March 31, 2023 and 2022.

Securities and Exchange Commission

August 22, 2023

Note 4 - Oil and Gas Properties, page F-18

4.	We understand from your response to prior comment 6, including the roll-forward schedule that you included as Exhibit A, that you had recognized though did not disclose a ceiling test write-down during your fiscal year ended March 31, 2022.

Please expand your disclosures on pages 23, F-10, and F-18, to identify this ceiling test charge, along with your disclosure of the more recent write-down, and revise your disclosures within the MD&A Results of Operations - Costs and Expenses section on page 66, to include a disaggregation of your depletion and ceiling test results for each period presented in the tabulation, and to discuss the reasons for the period-to-period changes in depletion and write-downs, as you had explained in your response.

Please also explain to us the basis on which you are presenting proved leasehold costs on pages F-18 and F-35 and the reasons these appear to reflect some manner of net presentation relative to the details provided in Exhibit A to your prior response letter. Please also describe the associated implications for your measurements of accumulated depletion and impairment, as presented in the filing, in comparison to the details provided in Exhibit A.

Response: We have expanded our disclosures on pages 24, F-10 and F-18 to identify which expenses relate to depletion, and those that relate to impairment as a result of the ceiling test write-down. We have made corresponding changes in our MD&A as well to address this area.

We do not believe our presentation is inaccurate on pages F-18 and F-35. We have explained in the unevaluated wells in progress note (Note 4) and in the chart included as Exhibit A of our previously submitted response letter dated July 25, 2023 that the impairment noted in the wells was first transferred to the full-cost pool and then impaired. We reclassify the costs incurred on unevaluated wells to the full-cost pool and then impair if required.

We have amended the charts in Note 4 to reflect the basis we present oil and gas properties in full cost pool to clarify these points rather than just disclose them as part of the comment response. An updated roll-forward schedule is attached hereto as Exhibit B. To clarify, there is no netting of any amounts.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Estimated Quantities of Proved Reserves (BBl), page F-36

5.	The revised disclosure you have provided in response to prior comment number 8 indicates that the revisions of estimates relate entirely to changes in the performance of your wells. However, disclosure elsewhere in your filing indicates that the 12 month average price used to determine your reserves as of March 31, 2023 was substantially higher than the corresponding price as of March 31, 2022. Confirm for us, if true, that changes in prices did not have an impact on your reported reserves for the 12 months ended March 31, 2023 or March 31, 2022. Otherwise, revise your presentation to separately disclose the changes associated with changes in commodity prices and well performance. See FASB ASC 932-235-50-5(a).

Response: We have revised our disclosure in the amended Registration Statement to address which changes were related to the performance of the wells and which changes were the result of the average prices used to determine our reserves parenthetically in note (1) which is in accordance with ASC 932-235-50-5(a). See page F-36.

Securities and Exchange Commission

August 22, 2023

General

6.	We note your response to prior comment 10 and reissue the comment in part. Please revise your fee table to reflect that you are registering 13,155,682 Warrants.

Response: We have revised the fee table as requested to clearly indicate that the 13,155,682 Warrants are also being separately registered, and made certain corresponding updates to the footnotes to the table.

7.	With reference to your Form 8-K filed July 19, 2023, please revise throughout to disclose that the Fund has entered into a Managing Broker-Dealer Agreement with Emerson Equity LLC. For example, we note your disclose on page 21 that your two executives cannot raise capital for you or the Fund unless you own a broker-dealer or enter into a placement agent agreement with another firm. Please also file such agreement as an exhibit to the registration statement if material. Refer to Item 601(b)(10) of Regulation S-K.

Response: We have revised the Registration Statement at page 54 and elsewhere to disclose this agreement and have included the agreement as Exhibit 10.33.

8.	Please revise to update your disclosures throughout your filing, including your disclosures that your Louisiana well is expected to begin producing oil in July 2023 and your Mississippi well is expected to reach terminal depths and be logged by the end of July 2023. In addition, please discuss the current status of the potential extension to the MIPA. In that regard, we note you disclose that you had a tentative expectation that an extension to the MIPA would be completed by the end of July 2023 and that the acquisition is subject to approval by FINRA which under MIPA must be obtained by July 23, 2023.

Response: With respect to the disclosure concerning well production, we have revised the disclosure at page 52 to explain that well completion for each applicable well was delayed due to capital constraints, but in each case the well is currently expected to commence oil production during the quarter ending December 31, 2023.

With respect to the disclosure concerning the MIPA, we have added disclosure at page 59 describing the recent amendment to the MIPA which among other things extended the deadline for obtaining FINRA approval and closing the transaction beyond the original July 23, 2023 deadline, and have also included the amendment to the MIPA as Exhibit 10.41.

Securities and Exchange Commission

August 22, 2023

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

By:	/s/ Jay Puchir
Jay Puchir, CFO

cc:	Michael Harris, Esq.

Exhibit A

July 12, 2023 Partially Executed Amended and Restated Limited Partnership Agreement

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
WHITE RIVER ENERGY PARTNERS I, LP

Dated as of
July 12, 2023

THE GENERAL PARTNER AND LIMITED PARTNER INTERESTS IN THIS PARTNERSHIP HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, ANY STATE SECURITIES LAWS, OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION, IN RELIANCE UPON EXEMPTIONS FROM REGISTRATION AS PROVIDED IN THOSE LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER. THE SALE OR OTHER DISPOSITION OF THE INTERESTS IS RESTRICTED, AS SET FORTH IN THIS AGREEMENT OF LIMITED PARTNERSHIP, AND THE EFFECTIVENESS OF ANY SUCH SALE OR OTHER DISPOSITION MAY BE CONDITIONED UPON RECEIPT BY THE PARTNERSHIP OF A WRITTEN OPINION OF COUNSEL SATISFACTORY TO THE PARTNERSHIP AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE LAWS OF ANY STATE OR OTHER JURISDICTION.

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF WHITE RIVER ENERGY PARTNERS I, LP

THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP (this "**Agreement**") is made and entered into by and among White River Energy Partners Management I LLC, a Delaware limited liability company (when acting in its capacity as the managing general partner of the Partnership, the "**Managing Partner**"), White River Energy Corp. ("**White River**"), solely for the purposes of its obligations under Section 10.05 of this Agreement and those Persons who execute or adopt this Agreement or counterparts as Partners. The Managing Partner and Partners holding any Units are referred to individually as a "Partner" and collectively as the "Partners." The Partners and each successor in interest to a Partner are referred to individually as a "Unit Holder" and collectively as the "Unit Holders". This Agreement amends and restates in its entirety the original Agreement of Limited Partnership of the Partnership dated as of October 31, 2022.

ARTICLE I
COMPANY

1.01 FORMATION. The parties hereby form a limited partnership under and pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act

1.02 NAME. The name of the Partnership shall be White River Energy Partners I, LP. The Managing Partner may adopt such trade or fictitious names as it may deem appropriate.

1.03 PRINCIPAL PLACE OF BUSINESS. The principal place of business of the Partnership shall be at 233 6th Street, Meeker, Colorado 81641, or at such other location as the Managing Partner, in its discretion, may determine. The Managing Partner shall notify the Unit Holders within 30 days in writing of any change in location.

1.04 REGISTERED OFFICE AND REGISTERED AGENT. The Partnership's registered office shall be 3411 Silverside Road Tatnall Building Suite 104, Wilmington, Delaware. The initial registered agent is Corporate Creations Network, Inc. The registered office and registered agent may be changed from time to time pursuant to the Act and the applicable rules promulgated thereunder.

1.05 TERM. The term of the Partnership shall commence on the date the Certificate of Limited Partnership was filed with the Secretary of State of Delaware and shall continue until the Partnership is dissolved and its affairs wound up in accordance with the provisions of this Agreement or the Act.

1.06 BUSINESS OF PARTNERSHIP. The Partnership shall have the authority to engage in any activities permitted generally to limited partnerships. The business of the Partnership shall be to engage in the oil and gas industry and all necessary or incidental activities. The Partnership intends to acquire and develop properties located in Mississippi, Louisiana and other locations as determined by the Managing Partner. The Partnership may, without limitation, (a) invest in drilling projects sponsored by Affiliates or non-Affiliated parties; (b) acquire leasehold acreage from Affiliates or others as sole owner or in participation with Affiliates or non-Affiliated parties; and (c) develop leasehold acreage alone or in participation with Affiliates or non-Affiliated parties. The Partnership shall not engage in any significant activity other than those described in this Section without a Majority Consent.

ARTICLE II
DEFINITIONS; GLOSSARY

2.01 DEFINITIONS. For the purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

Act. The Delaware Revised Uniform Limited Partnership Act and all amendments to such code or successor statutes or codes.

Adjusted Capital Account Deficit. With respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the relevant tax year, after giving effect to the adjustments required by this Agreement or the Code or Regulations as determined by the Managing Partner.

Affiliate. Any Person controlling, controlled by, or under common control with another Person.

Agreement. This Agreement including all amendments adopted in accordance with this Agreement and the Act.

Book Depreciation. For any asset for any fiscal period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for which the Gross Asset Value equals its adjusted tax basis. If the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal period, Book Depreciation shall be an amount that bears the same ratio to the Gross Asset Value of that asset at the beginning of such fiscal period as the federal income tax depreciation, amortization or other cost recovery deduction allowable for that asset for such period bears to the adjusted tax basis of that asset at the beginning of such period. If the federal income tax depreciation, amortization, simulated depletion (with respect to oil and gas properties), or other cost recovery deduction allowable for any asset for such period is zero, then Book Depreciation for that asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Partner.

Capital Account. The account maintained for a Partner or Unit Holder as provided in Article IV.

Capital Call. As provided in Section 4.02.

Capital Contribution. The total amount of cash, fair market value, asset basis or deemed value of property contributed to the capital of the Partnership by any Unit Holder (or the predecessor holders of the interests of such Unit Holder).

Capital Contribution Percentage. Means, with respect to each Unit Holder, a percentage equal to: (a) an amount equal to (i) the total Capital Contributions of such Unit Holder; minus (ii) any distributions made to such Member pursuant to Section 8.01(c)(i); divided by (b) an amount equal to (i) the total Capital Contributions made by all Unit Holders; minus (ii) all distributions made to all Unit Holders pursuant to Section 8.01(c)(i).

Cash Availability. Means, with respect to White River's obligations under Section 10.05, cash-on-hand of White River (which for avoidance of doubt includes the cash of the Partnership)in an amount necessary to: (a) fulfill White River's obligations under Section 10.05; and (b) continue the reasonable operations of the Partnership on a going forward basis, as determined by the Managing Partner in good faith.

Code. The Internal Revenue Code of 1986, as amended from time to time.

Distribution Percentage. Means, with respect to each Unit Holder, a percentage equal to the number of Units held by such Unit Holder divided by the number of Units held by all Unit Holders.

Drilling and Completion Costs. Intangible Drilling Costs and Tangible Costs. The term Drilling and Completion Costs does not include Lease Operating Costs, the costs of Subsequent Operations, or General and Administrative Expenses of the Partnership.

Event of Withdrawal. As to all Partners, an Event of Withdrawal occurs when a Partner: provides written notice to the Partnership of the Partner's express will to withdraw as a partner; makes an assignment for the benefit of creditors; files a voluntary petition in bankruptcy; is adjudged a bankrupt or insolvent or has entered against such Partner an order for relief in any bankruptcy or insolvency proceeding which order is not dissolved within 60 days; files a petition or answer or certificate seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief; files an answer or other pleading failing to contest the material allegations in any bankruptcy or insolvency proceeding; becomes subject to the appointment of a receiver or trustee or liquidator of all or any part of the Partner's property which includes their Units or Partnership Interest; fails to have vacated or stayed the appointment of a trustee, receiver or liquidator of the Partner or of all or any part of the Partner's property which includes their Units or Partnership Interest within 60 days of the appointment; has been expelled from the Partnership by a final judicial decree; is subject to any order or judgment not stayed within

30 days of issuance attaching or foreclosing upon its Units or any part of its Partnership Interest; (or a controlling Person) is on the list of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control or any similar list or is otherwise a Person the Partnership is prohibited from doing business with; commences any proceeding adverse to the Partnership; fails to pay two consecutive Capital Calls or fails to timely pay three Capital Calls whether or not consecutive; or transfers its Units or any Partnership Interest, as to the interest transferred. As to a Partner who is a natural Person, an Event of Withdrawal also occurs upon the Partner's death, the appointment of a guardian or general conservator for the Partner or an adjudication of incompetency of the Partner. As to a Partner who is an entity, an Event of Withdrawal also occurs upon the termination, dissolution or cessation of business of the Partner.

Executive Rights. Executive Rights include, without limitation, the right to collect any and all bonuses, delay rentals, shut in rental and royalty payments and all other payments made under any of the Partnership Properties, the right to grant, amend, ratify, correct or otherwise modify any oil, gas or mineral lease or real property conveyance involving any of the Partnership Properties, the right to agree to and to execute pooling agreements or unitization agreements or modifications or ratifications thereof, the right to agree to and to execute division orders or amended or corrected division orders, the right to agree to, execute and deliver or record corrective deeds, the right to execute transfer orders or stipulations of interest covering any of the Partnership Properties, the right to agree to and to execute any and all documents or instruments necessary or appropriate to cure existing or after-discovered title defects affecting the Partnership Properties, and any other similar executive rights provided or defined under the laws of any state or other jurisdiction.

Fair Market Value. When this phrase is capitalized, it shall mean the fair market value of a Partnership Unit, as determined utilizing a PV20 methodology calculated by an independent and reputable financial firm selected by the Managing Partner in its sole discretion.

Fiscal Year. The Partnership's fiscal year shall be the calendar year ending December 31.

General and Administrative Expenses. All customary and routine legal, accounting, geological, engineering, consulting, travel, office rent, telephone, compensation to officers and employees, investor communications, reporting, issuance of revenue cycle distributions, third party costs and fees incurred for the preparation and dissemination of annual partnership tax information such as IRS Form 1065 Schedule K-ls, and other similar incidental expenses incurred by the Partnership or by the Managing Partner on behalf of the Partnership, which the Managing Partner, in its discretion, deems necessary to the conduct of Partnership's operations, excluding Organization and Offering Expenses.

General Partner. A Person admitted to the Partnership as a General Partner and any Person who becomes a General Partner in accordance with the terms hereof. General Partners may hold Units of any class.

Gross Asset Value. For any asset, the asset's adjusted basis for federal income tax purposes, except as set forth below:

(a) The initial Gross Asset Value of any asset contributed by a Unit Holder to the Partnership shall be the gross fair market value of the asset on the date of determination, as determined by the contributing Unit Holder and the Managing Partner.

(b) The Gross Asset Values of all Partnership assets shall be adjusted to equal their gross fair market values, as determined by the Managing Partner, as of the following times: (i) the contribution of more than a de minimis amount of money or other property to the Partnership as a Capital Contribution by a new or existing Unit Holder, the acquisition of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership, or the distribution by the Partnership to a retiring or continuing Unit Holder of more than a de minimis amount of property as consideration for an interest in the Partnership, if the Managing Partner reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Unit Holders in the Partnership; (ii) the liquidation of the Partnership within the meaning of the Regulations, or (iii) upon any other event to the extent determined by the Managing Partner to be necessary to properly reflect the Gross Asset Values in accordance with the standards set forth in Regulations.

(c) The Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustment to the adjusted basis of such assets pursuant to the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (c) to the extent that an adjustment pursuant to subparagraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (c).

(d) The Gross Asset Value of a depletable property shall be reduced by the amount of simulated depletion in respect of such property in lieu of depletion.

(e) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a), (b) or (c), above, such Gross Asset Value shall thereafter be adjusted by the Book Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(f) The Gross Asset Value of any Partnership asset distributed to any Unit Holder shall be the gross fair market value of such asset on the date of distribution.

(g) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from the Gross Asset Value of the property.

Guaranteed Payments. Any payments made by the Partnership to a Unit Holder other than in their capacity as a Unit Holder, as further defined in Code Section 707(c). Guaranteed Payments shall be included in the calculation of Partnership profit and loss, and shall not be considered a distribution to such Unit Holder.

Intangible Drilling Costs. Those expenditures associated with property acquisition and the drilling and completion of oil and gas wells that under present law are generally accepted as fully deductible currently for federal income tax purposes. This includes all expenditures made with respect to any well before the establishment of production in commercial quantities for wages, fuel, repairs, hauling, supplies and other costs and expenses incident to and necessary for the drilling of the well and the preparation of the well for the production of oil or gas, that are currently deductible pursuant to the Code and Regulations, which are generally termed "intangible drilling and development costs," including the expense of plugging and abandoning any well before a completion attempt. Intangible Drilling Costs shall also include, for all purposes under this Agreement, any and all Intangible Drilling Costs which are attributable to mineral interests owned by third parties in any wells, but are charged to, and paid by, the Partnership under participation agreements, farmout agreements, operating agreements, fixed cost drilling contracts and any other agreements or any other interest in favor of third parties which burdens any well or to which the Partnership is subject, even though payment by the Partnership of those Intangible Drilling Costs which are in excess of the Partnership's permanent share of the Working Interest in the wells may be treated under the Code as payment of depletable Lease Acquisition Costs for tax purposes and therefore not currently deductible as Intangible Drilling Costs.

Investor Partner. Any General Partner or Limited Partner of the Partnership other than the Managing Partner, but shall not include any Person who becomes a General Partner or Limited Partner after the date of the Partnership Agreement and is designated as something other than an Investor Partner by the Managing Partner.

Lease. Full or partial interests in oil and gas leases, oil and gas mineral rights, fee rights, licenses, concessions, or other rights under which the holder or a Person participating with the holder is entitled to explore, drill for and produce oil and/or gas, or to enter upon such land for the purpose of exploring or drilling for or producing oil and gas and further includes any contractual rights to acquire any such interest and any contractual rights incident to such interest. As used in this Agreement, Leases include those leases described on Exhibit A to this Agreement owned or to be acquired by the Partnership and any leases acquired hereafter.

Lease Acquisition Costs. Those payments and expenses incurred in connection with the acquisition of a Lease or an interest in a Lease, including, but not limited to, lease bonuses, brokers' fees and commissions, abstracting costs, title examination and filing fees, costs incurred in curing or defending title, capitalized screening, seismic, geological, and geophysical expenses incident to either the evaluation or the acquisition of a Lease or an interest in a Lease, and delay rentals. Lease Acquisition Costs may include costs incurred to evaluate a property which is not acquired. Any Intangible Drilling Costs which are treated under the Code as lease acquisition costs for tax purposes because they are attributable to carried working interests of other co-owners of any Lease shall be treated as Intangible Drilling Costs for all purposes under this Agreement, other than tax reporting purposes.

Lease Operating Costs. All expenditures made and costs incurred in connection with (a) the operation of a well and the production and marketing of oil and gas from completed wells, including labor, fuel, repairs, hauling, materials, supplies, utility charges, and other costs incident to or therefrom, (b) ad valorem, severance, and other applicable taxes, (c) insurance and casualty loss expense, (d) compensation to Affiliates of the Managing Partner or others for services rendered in conducting such operations (which compensation includes monthly operating fees and reimbursement of direct costs), (e) acquiring and installing a compressor and a gas pipeline to deliver and transport any natural gas production, (f) any salt water disposal system, (g) completing additional zones, (h) special project costs and (i) lease bonus, extension and renewal payments.

Limited Partner. A Person who executes or adopts this Agreement, or a counterpart hereof, as a Limited Partner and is accepted by the Managing Partner as such, any General Partner who is converted to a Limited Partner and any Person who becomes a Limited Partner in accordance with the terms hereof. Limited Partners may hold Units of any class.

Majority Consent. The affirmative vote or written consent of Partners owning fifty-one percent (51%) or more of all outstanding Units, including any Units held by the Managing Partner or its Affiliates, calculated as of a date within thirty (30) days of the date such determination is effective. Unit Holders who have not been admitted as Partners shall not be entitled to vote for the purpose of determining a Majority Consent.

Management Fee. Annuals fee paid to the Managing Partner totaling one percent (1%) of the total assets under management of the Partnership, calculated quarterly. Such fee shall be paid quarterly, in advance, in four equal installments equal to one-quarter of one percent (0.25%) of the total assets under management of the Partnership, calculated quarterly.

Managing Partner. White River Energy Partners Management I, LLC, a Delaware limited liability company, in its capacity as Managing Partner of the Partnership.

Offered Units. The cumulative number of Units of a class offered to Investor Partners from time to time. The initial offering of Units shall offer 2,000 Units, but may be increased to 3,000 Units at the discretion of the Managing Partner. An increase in the designated Units requires a Super-Majority Consent pursuant to Section 3.03(b).

Organization and Offering Expenses. A reimbursement to be paid by the Partnership to the Managing Partner from the Capital Contributions to the Partnership, in payment of costs and expenses paid or incurred by the Managing Partner in connection with the organization of the Partnership and offer of Units in the Partnership, including, without limitation, legal, printing, accounting, rent, personnel, travel costs and all other such expenses of the Managing Partner.

Partner. A Person admitted as a Partner in the Partnership.

Partnership. White River Energy Partners I, LP, a limited partnership formed under the laws of the State of Delaware, and any successor Person.

Partnership Interest. A equity owner's (a) share of the Partnership's assets, profits, losses and distributions pursuant to this Agreement and the Act; (b) share in allocations of income, gain, loss, deduction, credit or similar items; (c) Capital Account; and, (d) in the case of Partnership Interests owned by Partners, the right to participate in the management or affairs of the Partnership as provided in this Agreement. A Partnership Interest is expressed in Units.

Partnership Properties. All the Partnership's interest of whatever nature, including but not limited to all royalties, overriding royalties, mineral interests, working interests, net profits interests, production payments, and other interests, whether now owned or acquired hereafter, in (a) the Leases described on Exhibit A; (b) Wells; (c) any additional leases or mineral interests acquired by the Partnership; (d) any properties now or hereafter pooled or unitized with the Leases or Wells; (e) all presently existing or future unitization agreements, communitization agreements, pooling agreements, and declarations of pooled units and the units created thereby, affecting all or any portion of the Leases or Wells; (f) all operating agreements, contracts, subleases, farmins, farmouts, production sale, hedging, and other agreements which relate to any of the Leases or Wells or which relate to the production, sale, purchase, exchange, or processing of oil or gas from or attributable to the Leases or Wells; (g) all easements, rights- of-way, leases, surface use agreements, road use agreements, and other agreements relating to the Leases or Wells; (h) all geological, geophysical, engineering, accounting, title, legal and other technical or business data concerning the Leases and Wells; (i) all rents, proceeds, products, revenues, depletion deductions and other income or deduction from or attributable to the Leases and the Wells; (j) all unsevered and unextracted oil, gas or other minerals; and (k) all Executive Rights relating to any of the foregoing.

Partnership Representative. As used in this Agreement, the Partnership Representative shall mean the partnership representative required to be designated by Code Section 6223, as amended, for the tax years ending on a date subsequent to December 31, 2017. The Partnership Representative shall be the Managing Partner.

Person. An individual, trust, estate, or any incorporated or unincorporated entity, including any general or limited partnership, limited liability company, corporation, joint venture, association, cooperative, government or governmental subdivision or agency and any other legally cognizable entity, and all heirs, executors, administrators, legal representatives, successors and assigns of such Person where permitted or required by the context.

Proceeding. Any administrative, judicial, or other proceeding, including, without limitation, litigation, arbitration, administrative adjudication, mediation, any investigation that could lead to a proceeding, and appeal or review of any of the foregoing. A Proceeding shall also include any governmental or quasi-governmental process by which rights are granted, established or terminated.

Regulations. The permanent, temporary, or proposed and temporary regulations of Department of the Treasury under the Code as such regulations may be lawfully changed from time to time.

Special Project. An activity of the Partnership other than normal and customary drilling and producing operations and Subsequent Operations, including, without limitation,

remedial cementing, and acquiring and installing a compressor, pumping equipment or other gas processing equipment, pipelines (other than ordinary flowlines), and other transmission or major storage facilities. All costs of the Partnership related to a Special Project, including, without limitation, the costs of installation, acquisition, or charges for the use of and operation and maintenance of Special Project facilities, shall be classified as Lease Operating Costs.

Subsequent Operations. All operations classified as such under an operating agreement, including, but not limited to, the drilling of an additional well, the reworking or recompletion of a well, the completion of a well in a different or additional zone, activities designed to increase production in a well, and activities designed to bring production to market, other than Special Projects. Subsequent Operations include the following activities and costs to the extent such are necessary for the specific Subsequent Operation: building pits and tank locations; location damages; rig costs, including day work costs and workover unit; mud, chemicals, and water; evaluation services such as case hole logging and perforating; well stimulation costs, including acidizing and fracturing; transportation; welding, labor, and miscellaneous services; engineering, geological services, overhead, and accounting associated with Subsequent Operations; well tubing, tubing anchor, wellhead equipment, packer and downhole flow controls, surface equipment, high low shutoff, storage tanks, tractor, cattle guard or gate, thread protectors, packer, separator, dehydrator, water tanks, and installation costs and other miscellaneous tangible or intangible costs associated with such activities.

Super-Majority Consent. The affirmative vote or written consent of Partners owning seventy five percent (75%) or more of all outstanding Units, including any Units held by the Managing Partner or its Affiliates, calculated as of a date within thirty (30) days of the date such determination is effective. Units shall not be entitled to vote as a class except as specifically provided in this Agreement. Unit Holders who have not been admitted as Partners shall not be entitled to vote for the purpose of determining a Super-Majority Consent

Tangible Costs. Those costs associated with property acquisition and the drilling and completion of oil and gas wells which are generally accepted as capital expenditures pursuant to the provisions of the Code. This includes all costs of equipment, parts and items of hardware used in drilling and completing a well, and those items necessary to deliver acceptable oil and gas production to purchasers to the extent installed downstream from the wellhead of any well and which are required to be capitalized pursuant to applicable provisions of the Code and Regulations. Tangible Costs also includes, for all purposes under this Agreement, any and all Tangible Costs which are attributable to mineral interests owned by third parties in any wells, but which costs are charged to the Partnership under participation agreements, farmout agreements, operating agreements, drilling contracts and any other agreements, or any other interests in favor of third parties which burden any well or to which the Partnership is subject, even though payment by the Partnership of Tangible Costs in excess of the Partnership's permanent share of the Working Interest in the well may be treated under the Code as payment of depletable Lease Acquisition Costs for tax purposes and therefore not depreciable as Tangible Costs.

Transfer. A transfer includes any sale, assignment, pledge, hypothecation, exchange or other transaction in which any record or beneficial interest in a Partnership Interest is transferred to another Person and includes any transfer by operation of law in connection with a probate, bankruptcy, receivership, divorce, guardianship or similar Proceeding.

Unit. A unit of Partnership Interest designated by the Partnership. Units are not required to be proportionate to Capital Contributions.

Unit Holder. A Person holding a Unit of Partnership Interest. Unit Holders include Partners and Persons not admitted as a Partner.

Wells. Those wells acquired by the Partnership.

Working Interest. An ownership interest under a lease, or otherwise, covering a specific tract or tracts of land, the owner of which interest has the right to explore for oil, gas, and other minerals on or under such land and has the obligation to pay the cost of exploration, drilling, and operating the property or a part thereof. A Working Interest created by the execution of an oil and gas lease must bear all costs of operations and development of that lease, unlike a Person who owns a royalty interest or an overriding royalty interest.

2.02 OIL AND GAS TERMS. Certain additional terms used in the oil and gas industry are described here. A zone is a geological formation having indications, based on but not limited to an analysis of electrical logs, mud logs, samples, and drill stem tests, which can be identified as distinct and separate from other such formations within a well bore. A mineral interest is the ownership of any rights to gas and/or oil or other minerals as they naturally occur in place near or below the surface of a tract of land. A mineral fee interest or fee simple interest is sometimes used to refer to the outright ownership of the oil and gas in and under a tract of land, or of an undivided fractional interest therein, or any option or right to acquire such ownership. A royalty interest is an interest in oil and gas produced from an oil and gas lease, or the proceeds from the sale of such production, to be received free of substantially all of the costs of development, operation and maintenance. An overriding royalty interest is a non-operating interest in an oil and gas lease which, like a royalty interest owned by the lessor of a lease, entitles the holder to receive a share of the proceeds of the production from the lease without being obligated to pay any development costs or to pay any of the operating or production costs other than ad valorem taxes, unless otherwise provided in the grant of the overriding royalty interest. It is a non-possessory interest and terminates when the lease that created it terminates. A carried working interest is a working interest that does not pay for its proportionate part of the drilling, testing, completing, and equipping costs of the lease or well to which it relates. Such an interest normally pays its proportionate part of the lease operating costs, completing a well in an additional zone and equipment maintenance.

Completion activities generally include those activities normally associated with, and incurred by the Person or entity responsible for, the completion of an oil or gas well, including those activities associated with the following items to the extent not associated with the drilling or operating of such well: surveying; building roads, pits, and tank locations; location damages; cementing of production casing, including stage collar and liner; rig costs, including day work costs and completion unit; mud, chemicals, and water; evaluation services such as case hole logging and perforating; well stimulation costs, including acidizing and fracturing; transportation; welding, labor, and miscellaneous services; engineering, geological services, overhead, and accounting associated with completion activities; production casing; well tubing; tubing anchor; wellhead equipment; packer and downhole flow controls; surface equipment; high low shut off; storage tanks; tractor; gas meter; cattle guard or gate; thread protectors; packer; separator; water tanks; and installation costs and other miscellaneous tangible and intangible costs associated with the completion phase of a well. A well may be completed in one or more separate producing formations at different depths.

A farmout agreement is an agreement whereby the owner of a mineral interest agrees to assign its interest in such property to another party while retaining some part of its original interest (such as an overriding royalty interest, oil or gas payment, offset acreage, or other type of interest), subject to the drilling of one or more specified wells or other performance by the prospective assignee as a condition of the assignment. An operating agreement is an agreement between the owners of the working interests in a well and the Person who will operate the well.

ARTICLE III
ADMISSION OF PARTNERS AND CAPITAL CONTRIBUTIONS

3.01 INITIAL PARTNERS. The initial Partners shall be the Managing Partner, as a General Partner, and the initial Investor Partner. The Managing Partner shall not be required to make a Capital Contribution to the Partnership but shall grant the Partnership access to all maps, drilling logs and other geological and geophysical information it owns or acquires with respect to the Partnership Properties, and a perpetual, non-exclusive, royalty-free license to use such intellectual property solely in the development of the Partnership Properties.

3.02 ADMISSION OF PARTNERS.

(a) **Admission of Partners in first offering of Units.** The Managing Partner may issue Units or partial Units, up to the amount of Units designated in Section 3.03(a) below, at a price of $25,000 per Unit in the first offering of Units, and may admit those Persons investing in the first offering as Investor Partners.

(b) **Admission of Partners in subsequent offering of Units.** The Managing Partner may issue Units or partial Units, up to the amount of designated and unissued Units, at any time and from time to time, within two years following the close of the first offering of Units, at a price of not less and perhaps more, as determined by the Managing Partner in its discretion, than $25,000 per Unit and upon such other terms as the Managing Partner may determine in its discretion, without the vote or consent of the Investor Partners holding outstanding Units. The Managing Partner may issue Units or partial Units, up to the amount of designated and unissued Units, at such other times and/or for such other consideration as shall be approved by a Majority Consent of Investor Partners.

3.03 UNITS AND PARTNERSHIP INTERESTS.

(a) **Authorized Units.** The Partnership is authorized to issue 2,000 Units to Investor Partners, provided the Partnership may increase such number of Units to 3,000 in the sole discretion of the Managing Partner. The remaining Units shall be undesignated, and are subject to the right and power of the Partnership to designate additional Units in accordance with Section 3.03(b).

(b) **Increase in Authorized or Designated Units.** The Partnership may increase the authorized Units, and/or designate Units of an additional class or create other Partnership Interests having rights, powers and duties in parity with or subordinate to those of existing classes or series of Units or Partnership Interests, including but not limited to the right to share equally in distributions, at any time or from time to time, only upon a Super-Majority Consent of the Investor Partners. No Unit Holder shall have any preferential or preemptive rights to acquire Units or other debt or equity securities issued by the Partnership.

(c) **Additional Offerings.** In the event additional Units (or other securities or debt instruments) are sold at a future date, all Unit Holders holding at least twenty (20) Units (the "**Major Holders**") shall automatically be afforded the right to participate in such offering and, collectively, fund up to twenty five percent (25%) of the associated capital raise. In the event of an oversubscription of such Major Holders, the applicable offered securities will be sold to such Major Holders *pro-rata* in accordance with their respective Capital Contribution Percentage (accounting only for participating Major Holders). This Section shall not apply to any securities issued in connection with: (i) the issuance of securities issued or issuable in connection with, or upon the exercise of, options or other awards granted or to be granted to employees, officers or managers of the Partnership pursuant to the Partnership's equity incentive plans; (ii) securities issued as a result of any equity split, equity dividend, reclassification or reorganization or similar event; (iii) securities issued as consideration in any acquisition, merger, joint venture, partnership or other strategic alliance; (iv) securities issued in connection with any debt financing or refinancing of the Partnership; or (vi) securities issued in connection with an initial public offering.

(d) **Issued Units.** Units or partial Units shall be deemed issued only upon payment of the Capital Contribution for such Unit or partial Unit. Exhibit B attached hereto contains the name of each Unit Holder holding Units and the class and number of Units held by each Unit Holder. Exhibit B shall be amended from time to time by the Managing Partner to reflect changes in the Unit Holders or the ownership of Units, and any such amendment shall not be deemed an amendment of this Agreement requiring the vote or consent of the Partners.

(e) **Units Uncertificated.** Units and other Partnership Interests issued by the Partnership shall not be represented by certificates. The books and records of the Partnership shall be prima facie evidence of the identity of Partners or Unit Holders and the Units or Partnership Interests held by each. The Partnership shall not be required to recognize the claim of any other Person to any Capital Account or Unit. The Units are securities and are governed by Chapter 8 of the Uniform Commercial Code, as currently in effect and as amended in the future in the State of Delaware.

ARTICLE IV
CAPITAL ACCOUNTS

4.01 CAPITAL ACCOUNT MAINTENANCE. An individual Capital Account shall be established and maintained by the Partnership for each Unit Holder in accordance with the applicable provisions of the Regulations.

(a) The Capital Account of each Unit Holder shall be credited with (i) an amount equal to such Unit Holder or predecessor Partner's Capital Contributions including the amount of any cash contributed and the fair market value of property contributed to the Partnership by such Unit Holder or predecessor Partner, (ii) such Unit Holder's allocable share of the Partnership's items of income and gain, (iii) the amount of any Partnership liabilities assumed by such Unit Holder or that are secured by property distributed to such Unit Holder, and (iv) any other item of income or gain, including simulated gain, allocated to it pursuant to this Agreement.

(b) The Capital Account of each Unit Holder shall be debited by (i) the amount of cash and the fair value of property distributed to such Unit Holder, (ii) such Unit Holder's allocable share of the Partnership's items of loss and deduction, (iii) the amount of any liabilities of such Unit Holder assumed by the Partnership or that are secured by any property contributed by such Unit Holder to the Partnership, and (iv) any other item of loss or deduction, including simulated depletion and simulated loss, allocated to it pursuant to this Agreement.

(c) In addition, for purposes of computing the Capital Accounts of the Unit Holders only: (i) the Unit Holders will be allocated a share of the Partnership's adjusted tax basis in the Partnership's oil and gas properties in the proportion each Unit Holder's Capital Contribution bears to the aggregate Capital Contributions of all Unit Holders holding any class of Units (notwithstanding the foregoing, the Unit Holders shall at all times be allocated those percentages of such adjusted tax basis as is necessary to insure that subsequent adjustments to each Unit Holder's Capital Account for allocations of simulated depletion, simulated gain, and simulated loss do not lack substantial economic effect for purposes of Section 704(b) of the Code); (ii) the Unit Holders will be allocated simulated depletion, based upon cost or percentage depletion as the Managing Partner may elect, in the same percentages as the adjusted tax basis of the oil and gas properties is allocated, but not in excess of such adjusted tax basis, and the Unit Holders will be allocated simulated loss in proportion to each Unit Holder's distributable share of the total amount realized from the disposition of the oil and gas properties that represents a recovery of the Partnership's simulated adjusted tax basis in such properties; (iii) except as otherwise required by Section 704(c) of the Code, the amount realized by the Partnership from the taxable disposition of any oil and gas properties that represents recovery of the Partnership's simulated adjusted tax basis in the oil and gas properties shall be allocated to the Unit Holders in the same proportions as the aggregate adjusted tax basis of such properties was allocated to the Unit Holders; and (iv) the portion of the amount realized by the Partnership on its taxable disposition of the oil and gas properties that exceeds the simulated adjusted tax basis of such properties shall be allocated to the Unit Holders as part of the allocation of Profits in accordance with Section 8.02(a). The Managing Partner may authorize a reallocation of the Partnership's adjusted tax basis in an oil and gas property in accordance with the requirements of Regulations. For purposes of this Section 4.0l(c), simulated adjusted tax basis, simulated depletion, simulated gain, and simulated loss shall have the meanings set forth in Regulations Section 1.704-l(b). The foregoing rules regarding Capital Account adjustments for adjusted tax basis simulated depletion, simulated gain, and simulated loss are intended to comply with the requirement of Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

(d) Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Unit Holder, the Capital Account of the Unit Holder shall be determined after giving effect to all allocations of profits, simulated gains, income, gains, losses, deductions, simulated losses, simulated depletion, and distributions of the Partnership in respect of transactions effected prior to the date as of which such determination is to be made.

(e) The Managing Partner is authorized to modify the manner in which the Capital Accounts are maintained if the Managing Partner determines that such modification (i) is required or prudent to comply with the Code or Regulations and (ii) is not likely to have a material adverse effect on the amounts distributable to any Unit Holder upon the dissolution of the Partnership.

4.02 CAPITAL CONTRIBUTIONS AND CAPITAL CALLS. Each Partner shall make an initial Capital Contribution in the amount and at the time required by the Managing Partner. Capital Contributions are not required to be proportionate to Units or Partnership Interests. The Managing Partner is specifically authorized to accept a Capital Contribution in any form of property or subject to any other contingencies as the Managing Partner shall determine in its discretion. The Managing Partner may make additional Capital Calls in the manner provided for giving notice under this Agreement. The Managing Partner shall state in each Capital Call the dollar amount of the Capital Call and the date, which may not be earlier than ten days after the date of the Capital Call, by which good funds are to be received by the Managing Partner. The Managing Partner may delay payment of a Capital Call as to any Unit Holder without being required to delay payment regarding any other Unit Holder. For the avoidance of doubt, no Partner shall be required to make any additional Capital Contributions in excess of their respective initial Capital Contribution, and all such future Capital Contributions shall be voluntary.

4.03 LOANS TO PARTNERSHIP. To the extent approved by the Managing Partner, any Unit Holder may make a secured or unsecured loan to the Partnership, and such loan shall not be deemed a Capital Contribution.

4.04 RETURN OF CAPITAL/INTERESTON CAPITAL. Except upon dissolution and liquidation of the Partnership, there is no agreement for, nor time set for, return of any Capital Contribution of any Unit Holder or distribution of the Capital Account to any Unit Holder. No Unit Holder shall have the right to withdraw its Capital Contributions or Capital Account. No Unit Holder shall be entitled to receive interest on the amount of any Capital Contribution or Capital Account.

4.05 NO RIGHT OF PARTITION. Each Unit Holder expressly waives any right such Unit Holder might have to cause a partition or other distribution of property to it except as otherwise expressly set forth in this Agreement.

ARTICLE V
RIGHTS AND DUTIES OF MANAGING PARTNER

5.01 MANAGEMENT. The Managing Partner shall have full, exclusive, and complete discretion in the management and control of the Partnership, except as specifically limited by this Agreement. No Person, firm, or corporation dealing with the Partnership shall be required to inquire into the authority of the Managing Partner to take any action or make any decision. The Managing Partner shall manage and control the affairs of the Partnership in a careful and prudent manner and in accordance with good industry practice, and shall use its reasonable best efforts to carry out the purposes of the Partnership.

5.02 AUTHORITY OF THE MANAGING PARTNER. The Managing Partner is expressly authorized to do or cause to be done if necessary or appropriate each of the following on behalf of the Partnership and on behalf of any other entity managed in whole or in part by the Partnership or in which the Partnership has an interest without a Majority Consent or any other vote or approval of the Partners:

(a) to determine which oil and gas properties to acquire, develop, operate, sell, assign to other Persons, or abandon and whether to participate, and on what basis, in any proposed operations, and in connection therewith to enter into any partnership agreement, sharing arrangement, or joint venture with any Person acceptable to the Managing Partner, including Affiliates of the Managing Partner, and which is engaged in any business or transaction in which the Partnership is authorized to engage; provided that such partnership agreement, sharing arrangement, or joint venture does not constitute, in the opinion of the Managing Partner, an association taxable as a corporation under the Code;

(b) to participate in the drilling, testing, and, if applicable, completion and equipping of any well which the Managing Partner, in its sole discretion, determines, in each case on a fixed-cost or pro-rata cost basis or a turnkey basis as determined by the Managing Partner, in its sole discretion, and to agree to plug and abandon any well if such action is determined by the Managing Partner, acting in its sole discretion, to be in the best interest of the Partnership;

(c) to undertake or participate in Special Projects and Subsequent Operations which it determines would be in the best interest of the Partnership;

(d) to enter into and execute or to assume, on such terms as the Managing Partner may determine in its sole discretion, Leases and assignments thereof, drilling contracts, completion contracts, operating agreements, contracts for equipment, contracts for the completion of additional zones, farmin or farmout agreements, unitization agreements, pooling agreements, unit or pooling designations, recycling contracts, dry hole, bottom hole, and acreage contribution letters and agreements, participation agreements, agreements and conveyances respecting rights-of-way, agreements respecting the acquisition, installation, and operation of surface facilities, agreements regarding Subsequent Operations and Special Projects, agreements respecting surface and subsurface storage, and any other agreements customarily employed in the oil and gas industry in connection with the acquisition, exploration, development, completion, operation, production, sale, or abandonment of oil and gas properties, and any and all other instruments or documents considered by the Managing Partner to be necessary or appropriate to conduct the business of the Partnership;

(e) to offer and sell, pledge, store, hedge or otherwise dispose of oil, gas, and other minerals produced, and any interests therein or rights thereto, for periods and on other terms and conditions and subject to such contingencies or defects in title as the Managing Partner shall determine, including dispositions to Affiliates of the Managing Partner;

(f) to borrow money on behalf of the Partnership, or enter into transactions having a similar leveraging effect on behalf of the Partnership, from any source or with any party, upon such terms and conditions as the Managing Partner may deem advisable and proper, execute promissory notes, drafts, bills of exchange and other instruments and evidences of indebtedness and secure the payment thereof by mortgage, pledge or assignment of or security interest in all or any part of assets then owned or thereafter acquired by the Partnership, and refinance, recast, modify or extend any of the obligations of the Partnership and the instruments securing those obligations;

(g) subject to Section 3.03 and Section 6.03, to designate additional classes or series of Units or other Partnership Interests and to determine their respective rights, powers and duties;

(h) to make Capital Calls and to request or accept additional Capital Contribution;

(i) to open, maintain and close accounts with brokers, dealers, banks, commodities traders and others, and issue all instructions and authorizations regarding the purchase and sale or entering into, as the case may be, of assets, instruments or agreements consistent with the objectives and purposes of the Partnership, and to authorize checks or other orders for the payment of monies;

(j) to vote at, or give any proxy regarding, any regular or special meeting of the equity owners or creditors of any entity, or give or withhold any consent as an equity owner or creditor;

(k) to exercise or fail to exercise or waive, on behalf of the Partnership, in such manner as the Managing Partner in its sole judgment deems appropriate, all voting and other rights, elections and options granted or imposed by any governing document or agreement, statute, rule, regulation, or order, including the exercise, modification or waiver of any Executive Rights or participation or consent in connection with any Lease;

(l) to use the funds and revenues of the Partnership, and lend money to the Partnership, on any terms it sees fit, for any purpose, including without limitation the conduct or financing, in whole or in part, of the activities of the Partnership, and the repayment of any loans used to finance such operations or activities;

(m) to dispose of, hypothecate, sell, exchange, release, surrender, assign or abandon, any or all assets of the Partnership including, without limitation, all or any part of the Partnership Properties;

(n) to negotiate and execute on any terms deemed desirable in its sole discretion any account agreements, subscriptions, side letters, limited partnership agreements, limited liability company agreements or any similar documents or instruments, considered useful to the making, management or liquidation of any investment, including without limitation, negotiate and execute any joint operating, participation or similar agreement;

(o) to control any matters affecting the rights and obligations of the Partnership, including instituting or defending litigation and settling claims or litigation, and in connection with such activities, employ attorneys or other professionals to advise and otherwise represent the Partnership;

(p) to exercise the rights granted to it under the power of attorney created pursuant to this Partnership Agreement;

(q) to collect any sums due the Partnership or exercise any right to demand payment of all or any part of any account;

(r) to execute, on behalf of the Partnership, any contracts between the

Partnership and any Person (including any Affiliate of the Managing Partner), providing consulting, engineering, geological, landman, accounting, drilling, completion, management, monitoring or other professional services, on such terms and for such consideration as determined by the Managing Partner in its sole discretion;

(s) to serve as Partnership Representative, and to make such elections under the Code, state tax laws and other relevant tax laws as to the treatment of items of Partnership income, gain, loss, deduction and credit, and as to all other relevant matters, as may be provided herein or as the Managing Partner deem necessary or appropriate; including, without limitation, elections referred to in Section 754 of the Code, determination of which items of cash outlay are to be capitalized or treated as current expenses, and selection of the method of accounting and bookkeeping procedures to be used by the Partnership;

(t) to purchase, at the expense of the Partnership, such liability and other insurance as the Managing Partner deems advisable to protect the Partnership's assets and business or as may be required by the laws of any jurisdiction to which the Partnership is subject, it being the intent hereof to permit the Managing Partner in its discretion to cause the Partnership to elect not to purchase insurance against any or all risks;

(u) to purchase equipment for Partnership purposes, or to lease equipment to or for the account of the Partnership;

(v) to make payment, or in the exercise of its discretion omit to make payment, of delay rentals on the Leases or leasehold interests acquired by the Partnership;

(w) to hold title to the Partnership's oil and gas properties in the name of the Partnership or in the name of a nominee or agent chosen by the Managing Partner, as the Managing Partner shall deem appropriate;

(x) to perform or cause to be performed for the Partnership all services customarily performed by a management company for oil and gas properties in accordance with sound management practices, including, without limitation, the hiring and firing of Personnel, the furnishing of general and administrative services, preparation of the tax returns of the Partnership, bookkeeping, purchasing of goods, equipment, and supplies, and such other duties as are required for the proper management of operations similar to those of the Partnership; and

(y) to guaranty any contract, security or obligation of any other Persons, whereupon the guaranty shall not be subject to attack by any Person having an interest in the Partnership, and the Partnership shall not seek damages from any Person who authorized the guaranty, on the ground that the guaranty cannot reasonably be expected directly or indirectly to benefit the Partnership, notwithstanding any contrary provisions of the Act; and to incur all coasts and make all expenditures in any way related to any of the forgoing.

5.03 SCOPE OF POWERS. The powers granted to the Managing Partner by the Partners under this Agreement shall extend to any venture or other activities participated in by the Partnership or affecting its assets, whether or not the Managing Partner is the general partner or manager of such other venture or activities.

5.04 OTHER ACTIVITIES. Neither the Managing Partner or its Affiliates nor any other Unit Holders are prevented hereby from engaging in other activities for profit whether in the oil and gas business or otherwise, and the Managing Partner and its Affiliates or any other Unit Holder may organize, contract with, and manage other oil and gas programs and may hold properties or engage in the exploration for and production of oil, gas, and other minerals for their own accounts, jointly or with others, or as managers or equity holders of any other entity. The principals of the Managing Partner will devote so much of their time, less than full time, to the management of the Partnership as they deem appropriate to manage the Partnership.

5.05 SERVICES AND RELIANCE. With respect to Partnership operations, the Managing Partner may employ or retain such legal counsel, accountants, petroleum engineers, geologists, geophysicists, landmen, appraisers, or other experts or advisors, including Affiliates, as it may reasonably deem appropriate for the purpose of discharging its duties with respect to Partnership operations, and shall be entitled to pay the fees of any such Persons from the funds of the Partnership. If such services are provided by an Affiliate of the Managing Partner, the fees or rates for such services shall be comparable to those charged in the same geographic area or in a comparable geographic area by a non-Affiliated Person in an arms-length transaction. The Managing Partner may act, and shall not be liable if acting in good faith, on the opinion or advice of, or information obtained from, any such legal counsel, accountant, engineer, geologist, geophysicist, landman, appraiser, or other expert or advisor, whether retained or employed by the Partnership or any other Person, in relation to any matter connected with the administration or operation of the business and affairs of the Partnership.

5.06 SERVICES AND EQUIPMENT. Affiliates of the Managing Partner, may enter into fixed-price contracts with the Partnership for drilling and completing wells or for the incurring of Special Project Costs or Subsequent Operations for any well. In any such event, the Partnership will be charged at rates no higher than those charged in the same or in a comparable area by a non-Affiliated Person dealing in an arm's length transaction of the type in question. The Partnership may purchase or acquire drilling and completion equipment and other equipment necessary in the drilling, completion, equipping, or operation of the Partnership's oil and gas properties from the Managing Partner or its Affiliates, but the Partnership may be charged for such drilling and completion equipment and other equipment only at competitive rates in the industry for such geographic area.

5.07 MERGERS, INTEREST EXCHANGES AND CONVERSIONS. The Partnership may be a party to a merger, an interest exchange or a conversion of interests as contemplated by Chapter 10 of the Act upon the approval by the Managing Partner of a plan of merger, exchange or conversion, as applicable, and otherwise in the manner contemplated by the Act.

5.08 LIABILITY FOR CERTAIN ACTS. The Managing Partner has not guaranteed and shall not have any obligation with respect to the return of a Unit Holder's Capital Contributions or profits from the operation of the Partnership. Notwithstanding any provision of the Act, no Managing Partner of the Partnership shall be liable to the Partnership or to any Unit Holder for monetary damages for an act or omission in the Managing Partner's capacity as a Managing Partner, except that this Section 5.08 does not eliminate or limit the liability of a Managing Partner to the extent the Managing Partner is found liable for (a) a breach of the Managing Partner's duty of loyalty to the Partnership or its Partners; (b) an act or omission not in good faith that constitutes a breach of the duty of care owed by the Managing Partner to the Partnership or its Partners; (c) loss or damage resulting from its intentional misconduct or knowing violation of law; or (d) a transaction from which the Managing Partner received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Managing Partner's office. Any repeal or amendment of this Section 5.08 by the Partners of the Partnership shall be prospective only and shall not adversely affect any limitation on the liability of a Managing Partner of the Partnership existing at the time of such repeal or amendment. The Managing Partner shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Unit Holders, Affiliates or employees of the Partnership whom the Managing Partner reasonably believes to be reliable and competent in the matter presented, (ii) legal counsel, public accountants, consultants, or other Persons as to matters the Managing Partner reasonably believes are within the Person's professional or expert competence, or (iii) a committee of Unit Holders of which it is not a member if the Managing Partner reasonably believes the committee merits confidence.

5.09 INDEMNITY OF PERSONS. The Partnership shall have the power, right and obligation to indemnify Persons as set out here.

(a) The Partnership shall indemnify any Person who was or is a party to or witness in or is threatened to be made a party to or witness in any threatened, pending or completed Proceeding (whether or not by or in the right of the Partnership) by reason of the fact that the Person is or was a Managing Partner of the Partnership, against expenses (including attorneys fees, accountants fees, and expenses of investigation), judgments, fines and amounts paid in settlement incurred by such Person, except expenses, judgments, fines and amounts paid in settlement resulting from its intentional misconduct or knowing violation of law or a transaction for which the Managing Partner received a Personal benefit in violation or breach of the provisions of this Agreement. The Partnership shall advance expenses to any current or former Managing Partner at such times and in such amounts as shall be requested by such Person. The Partnership shall have the power to indemnify any Person who was or is a party to or witness in or is threatened to be made a party to or witness in any threatened, pending or completed Proceeding (whether or not by or in the right of the Partnership) by reason of the fact that the Person is or was an employee, consultant, independent contractor, general partner, or agent of the Partnership, or is or was serving at the request of the Partnership as a manager, officer, trustee, partner, member, joint venturer, employee, agent or in a similar capacity for another Person, against expenses (including attorneys fees, accountants fees, and expenses of investigation), judgments, fines and amounts paid in settlement incurred by the Person in connection with such Proceeding, upon the determination by the Managing Partner that indemnification is appropriate and subject to such terms and conditions or undertakings as the Managing Partner in its discretion shall impose. The Partnership may advance expenses to any such Person at such times and in such amounts as shall be requested by such Person and approved by the Managing Partner in its sole discretion. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that indemnification or the advancement of expenses by the Partnership was not appropriate or breached any law or constituted a breach of any duty by any Person.

(b) If a Person has been successful on the merits or otherwise as a party to any Proceeding, or with respect to any claim, issue or matter therein arising out of such Person's service to or on behalf of the Partnership (to the extent that a portion of the expenses can be reasonably allocated thereto), the Person shall be indemnified against expenses (including attorneys fees, accountants fees and expenses of investigation) actually and reasonably incurred by the Person in connection with the Proceeding.

(c) The indemnification provided by this Section 5.09 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement or action of the Partnership, and shall continue as to a Person who has ceased to function in the capacity as to which indemnification is sought and shall inure to the benefit of the heirs, executors and administrators of such a Person.

(d) The Partnership shall, if at all feasible, purchase and maintain directors and officers liability insurance or errors and omissions insurance or similar insurance on behalf of any Person participating in the Partnership, including the Managing Partner, whether or not the Partnership would have the power to indemnify such Person under the provisions of this Agreement.

5.10 RESIGNATION; REMOVAL.

(a) **Resignation.** The Managing Partner of the Partnership may resign at any time after the expiration of two (2) years from the date of this Agreement by giving written notice to the Partners of the Partnership; provided that the Managing Partner has designated a successor Managing Partner which is competent and willing to serve as Managing Partner, and which is elected as Managing Partner by a Majority Consent of each class having Units outstanding, voting as a class. The resignation of any Managing Partner shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) **Removal.** At any time after the Managing Partner becomes subject to an Event of Withdrawal, it may be removed by a Majority Consent of the Investor Partners. A successor Managing Partner may be elected only by a Majority Consent of each class having Units outstanding, voting as a class.

(c) **Rights Not Affected; Sale and Conversion of Interest.** The resignation or removal of a Person as a Managing Partner shall not affect the Person's rights as a Partner or to indemnification and shall not constitute a withdrawal by such Person as a Partner or an Event of Withdrawal as to such Person. Any management fee accruing after such resignation or removal shall be paid to the successor Managing Partner. The Managing Partner's interest in the Partnership shall be converted into a Limited Partner's interest in Units upon resignation or removal, and shall continue to be entitled to its pro-rata interest in distributions, including any subsequent change in the percentage of distributions provided under this Agreement. Thereafter, the Managing Partner shall share in allocations of Profit and Loss and in distributions as a Limited Partner and shall be deemed to own the number of Units proportional to its interest in distributions from time to time. The Managing Partner shall be relieved and released from all obligations and liabilities as a General Partner accruing after the date of resignation or removal.

5.11 LIMITS ON AUTHORITY OF MANAGING PARTNER. Notwithstanding the generality of the foregoing, the Managing Partner shall not be empowered and shall not do, perform, or authorize any of the following without the Super Majority Consent of the Partners:

(a) do any act in contravention of this Agreement;

(b) except as specifically permitted by Article XI, do any act which would make it impossible to carry on the ordinary business of the Partnership;

(c) possess Partnership property or assign any rights in specific Partnership property for other than a Partnership purpose;

(d) receive any benefit from an arrangement for marketing of oil and gas production owned by the Partnership, unless such benefits are fairly and equitably apportioned among Managing Partner and the Partnership in proportion to respective ownership rights;

(e) enter into any contract between the Partnership and the Managing Partner or any Affiliate thereof not terminable by the Partnership, without penalty, upon sixty (60) days' written notice;

(f) require any Unit Holder to make any contribution to the capital of the Partnership not provided for herein; or

(g) make any loans or advances from the Partnership to the Managing Partner and/or its Affiliates or to any other Unit Holder.

5.12 COMPENSATION AND REIMBURSEMENT OF MANAGING PARTNER.

(a) The Managing Partner shall be reimbursed by the Partnership for General and Administrative Expenses which it may incur which are attributable to the operation of the Partnership, excluding costs or expenses reimbursed as Organization and Offering Expenses. Amounts paid or reimbursed to the Managing Partner or its Affiliates shall not exceed reasonable and customary compensation in the same general geographic area for similar services.

(b) The Partnership shall reimburse the Managing Partner or its Affiliates for Organization and Offering Expenses as provided in the private placement memoranda or other offering documents for each offering.

(c) The Partnership shall pay the Managing Partner a Management Fee, which Management Fee shall be payable quarterly in advance for the duration of the Partnership. The Partners may, by a Majority Consent, determine to increase Management Fee paid to the Managing Partner. Any management fee paid to the Managing Partner shall be deemed a guaranteed payment as described in Section 8.07.

ARTICLE VI
RIGHTS AND OBLIGATIONS OF PARTNERS

6.01 LIMITATION ON LIABILITY. The liability of each Unit Holder shall be limited as set forth in the Act and this Agreement. No non-Partner Unit Holder or Limited Partner holding Units shall have any personal liability for any debts or losses of the Partnership, by virtue of its status as a Unit Holder, but may, by written agreement, agree to be obligated personally for any or all debts, obligations and liabilities of the Partnership. A General Partner of the Partnership shall not be liable to the Partnership or its partners for monetary damages for an act or omission in the General Partner's capacity as a General Partner, except that this Section does not eliminate or limit the liability of a General Partner to the extent the General Partner is found liable for (i) a breach of the General Partner's duty of loyalty to the Partnership or its Partners; (ii) an act or omission not in good faith that constitutes a breach of the duty of care owed by the General Partner to the Partnership or its Partners; or (iii) a transaction from which the General Partner received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the General Partner's position. Any repeal or amendment of this Section by the Partners of the Partnership shall be prospective only and shall not adversely affect any limitation on the liability of a General Partner of the Partnership existing at the time of such repeal or amendment.

6.02 PARTICIPATION IN MANAGEMENT. No Partner (including any General Partner) other than the Managing Partner shall have any right to participate in the management of the Partnership, or to act for or bind the Partnership, solely by virtue of its status as a Partner of the Partnership, unless a particular action is specifically approved in advance in writing by the Managing Partner.

6.03 VOTING RIGHTS. The Partners shall have the right to vote upon various matters as specifically provided by this Agreement, and shall have only those voting rights specifically provided by this Agreement. Any action requiring the consent or approval of the Partners under the provisions of this Agreement shall be taken only if the consent or approval of the requisite number of Partners is evidenced by written instruments executed by such consenting or approving Partners. Except for actions expressly requiring the consent of the Partners under this Agreement, any other action or decision (including any decision to refrain from any action) may be taken by the Managing Partner without the consent or approval of the Partners. The Managing Partner is specifically authorized to negotiate, agree to and execute a sale of assets of the Partnership without a Majority Consent.

6.04 WITHDRAWAL OF PARTNER. No Partner may withdraw from the Partnership without the prior express written consent of the Managing Partner.

6.05 TRADE SECRETS. Each Unit Holder acknowledges that it may have access to and may be entrusted with certain non-public information pertaining to the present and contemplated business activities of the Partnership or of third parties with whom it contracts, which information includes, but is not limited to, information regarding industry relationships, areas of interest, geological and engineering information, drilling and completion operations, Subsequent Operations, capital markets contacts, infrastructure and logistics, and information regarding other Unit Holders, including their names, addresses, telephone numbers, contact information, investment policies, financial condition and investment portfolio (all of which information is referred to here as "**Partnership Trade Secrets**"). Each Unit Holder acknowledges that the disclosure of such Partnership Trade Secrets to any other party would be detrimental to the interests of the Partnership. Each Unit Holder acknowledges and agrees with the Partnership that such Partnership Trade Secrets are the proprietary information of the Partnership and/or of the third parties, and shall be treated by each Unit Holder as confidential information of the Partnership, and that none of said Partnership Trade Secrets or the facts contained therein shall be transmitted verbally or in writing by any Person except as may reasonably be required in the ordinary course of conducting business on behalf of the Partnership. Each Unit Holder covenants and agrees with the Partnership that it will not disclose such Partnership Trade Secrets, nor use the Partnership Trade Secrets other than as may reasonably be required in the normal course of the business of the Partnership; provided, that any Person (or its representative) may disclose any such information: (a) as has become generally available to the public other than through violation of this Agreement; (b) as may be required or appropriate in any report, statement or testimony submitted to any governmental authority having or claiming to have jurisdiction over such Person (or its representative) but only that portion of the data and information which, in the written opinion of counsel for such Person or representative is required or would be required to be furnished to avoid liability for contempt or the imposition of any other material judicial or governmental penalty or censure; (c) as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; (d) as expressly permitted under this Agreement; or (e) as to which the Partnership has consented in writing. Notwithstanding anything herein to the contrary, any Person (and representative of such Person) may disclose to appropriate state and federal tax authorities such Person's U. S. federal income tax treatment and the U. S. federal income tax structure of the transactions contemplated hereby relating to such Person and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. These provisions shall continue to bind any Partner who is subject to an Event of Withdrawal, and shall bind any Unit Holder. Each such Person acknowledges and agrees that in the event of a real or threatened breach by such Person of any of the provisions contained in this Section 6.05, the Partnership and each Partner shall be entitled to commence proceedings in a court of competent jurisdiction located in the state of Delaware for and be entitled to obtain preliminary and/or permanent injunctive relief or other appropriate equitable remedies, which rights and remedies shall be in addition to any other rights or remedies to which they may be justly entitled at law.

6.06 COMPETING ACTIVITIES. Each Unit Holder, the Managing Partner, and the members, managers, officers, directors, of affiliates of each of the foregoing, may engage or continue to engage in activities within the oil and gas industry, and in businesses related to such industries. Any Unit Holder or its Affiliates may have business dealings with the Partnership. These activities shall not be construed as a conflict of interest with the Partnership or as a conflict of interest regarding any vote within the Partnership or as a violation of any duty to the Partnership or to any other Unit Holder.

6.07 RECORD DATE. For the purpose of determining Partners entitled to notice of a meeting or to give consent, or Unit Holders entitled to receive payment of any distribution, or in order to make a determination of Unit Holders for any other purpose, the date on which notice of the meeting is mailed or the consent is dated or the date on which such distribution is made, as the case may be, shall be the record date for such determination unless the Managing Partner shall specify another record date.

ARTICLE VII
GENERAL PARTNERS

7.01 CONVERSION OF GENERAL PARTNER INTERESTS. No later than January 1 of each year immediately following the calendar year of the Partnership in which the Partnership has expended all Capital Contributions contributed by Investor Partners for the exploration and development activities with respect to the wells in which it participates as a Working Interest owner, the General Partners who are also Investor Partners will be converted to Limited Partners, unless the

Managing Partner determines that such conversion at that time would not be in the best interests of the General Partners subject to conversion or the Partnership. If conversion is so delayed, the Managing Partner will continue to have the power and authority to cause such conversion as to any General Partner with the consent of such General Partner at any time within a Fiscal Year. On January 1 of any subsequent year during the term of the Partnership the General Partners who are also Investor Partners will be converted to Limited Partners, unless the Managing Partner determines that such conversion at that time would not be in the best interests of the General Partners subject to conversion or the Partnership. The Managing Partner shall have the right to convert some but not all General Partners, depending on the status of intangible drilling costs allocated to each General Partner. The Managing Partner shall have the right to convert any Investor Partner from a General Partner to a Limited Partner at any time in the discretion of the Managing Partner. Immediately following any conversion, the Managing Partner will (a) file an amended certificate of limited partnership removing the General Partners as general partners of the Partnership, and (b) take such other actions as are necessary or appropriate to accomplish conversion of the interests. Upon filing the amended certificate of limited partnership reflecting conversion of the former General Partners to Limited Partners, the conversion shall be effective, and thereafter each such General Partner shall have the rights and obligations of a Limited Partner and will be entitled to limited liability to the extent provided by the Act; provided, however, that General Partners will remain liable to the Partnership for their proportionate share of Partnership obligations and liabilities arising prior to the conversion of their interests in the Partnership to Limited Partner interests.

7.02 PARTICIPATION IN MANAGEMENT. The Partners have elected to delegate to the Managing Partner authority to manage, control, administer and operate the property and business of the Partnership. Each Partner agrees that no Partner other than the Managing Partner shall have the right to act as an agent of the Partnership or to execute documents on behalf of the Partnership. Further, each Partner agrees that no Partner or group of Partners (including General Partners) shall have the right to act (other than as specifically provided in this Agreement) to cause the Managing Partner on behalf of the Partnership to take any action binding on the Partnership. Still further, each Partner agrees that no Partner or group of Partners may cause a Partner to be authorized to act on behalf of the Partnership without such Partner having become the duly elected and appointed Managing Partner. Any Partner who takes action contravening this Section agrees to indemnify the Partnership and all other Partners from any loss, liability or expense caused by such action.

7.03 LIABILITY ALLOCATION. Notwithstanding the joint and several liability between the Managing Partner and the General Partners, they hereby agree that each shall be solely and individually responsible only for his pro rata share (calculated in accordance with each such Member's Distribution Percentage Interest) of liabilities and obligations of the Partnership, and any Partner who incurs liability in excess shall be entitled to contribution from other such Partners.

ARTICLE VIII
ALLOCATION OF PROFITS AND
LOSSES AND DISTRIBUTIONS TO PARTNERS

8.01 DISTRIBUTIONS.

(a) All distributions should be made only from revenues of the Partnership, and not from Capital Contributions or borrowed funds. Notwithstanding Section 8.0l(c), as soon as practical after the end of each calendar month, the Partnership shall endeavor to make a distribution to each Unit Holder calculated at the highest marginal federal income tax rate for individuals on the aggregate amount of the net positive income and gain allocations to such Unit Holder's Capital Account during such calendar month. The amount distributed under this Section 8.0l(a) shall be included in the calculation of the amount distributed to each Unit Holder for purposes of determining whether has received a return of its Capital Contributions.

(b) The Managing Partner shall have the discretion to determine on a monthly basis whether any additional distribution shall be made and the amount, if any, of such distribution. The Managing Partner is specifically authorized to retain cash reserves for payment of anticipated General and Administrative Expenses, Drilling and Completion Costs, Lease Operating Costs, and Subsequent Operations. The Managing Partner is specifically authorized to reinvest revenues and proceeds of the sale of any asset.

(c) Subject to Section 11.03, distributions shall be paid as follows:

(i) First, to each Unit Holder, excluding those Units held by the Managing Partner and/or its affiliates, in accordance with such Unit Holder's Capital Contribution Percentage, until the end of the Fund's Term and at which point the return of capital event occurs;

(ii) Second, (i) if the distributions paid to each partner during the Term were equal to or greater than such Member's total Capital Contribution, then ninety percent (90%) of the return of capital amount will be paid to Unit Holder and ten percent (10%) of the return of capital amount will be paid to the Managing Partner, (ii) if the distributions paid to each partner during the Term were less than such Member's total Capital Contribution, then one hundred percent (100%) of the return of capital amount will be paid to the Unit Holder until the sum of the Unit Holder's distributions during the Term and return of capital equal the Unit Holder's total Capital Contribution, (iii) and if there are any return of capital amounts in excess of the Unit Holder's total Capital Contribution, then ninety percent (90%) of the return of capital amount will be paid to Unit Holder and ten percent (10%) of the return of capital amount will be paid to the Managing Partner

(d) The Managing Partner shall incur no liability for any distribution even though such distribution results in the Partnership retaining insufficient funds for the operation of its business or incurring a loss, or requires the sale of additional Units or the borrowing of funds by the Partnership. Distributions shall be made, as appropriate, to a transferee of a Partnership Interest.

8.02 ALLOCATION OF PROFIT OR LOSS. "**Profit**" or "**Loss**" means, at all times during the existence of the Partnership, the profit or loss of the Partnership with respect to each fiscal year, determined in accordance with Section 704(b) of the Code and applicable Regulations, including, without limitation, each item of Partnership income, gain, loss, or deduction. Allocations shall be made, as appropriate, to a transferee of a Partnership Interest.

(a) After giving effect to the allocations set forth in Section 8.05, and except as otherwise provided in Section 8.05, Profit and Loss for any fiscal year or other period shall be allocated to the Unit Holders in such amounts as may be necessary or appropriate to cause the Capital Account balance of each Unit Holder (as adjusted through the end of such fiscal year or other period) to equal, as nearly as possible, (i) the amounts such Unit Holder would receive if all assets on hand at the end of such year were sold for cash at the Gross Asset Values reflected for such assets on the books of the Partnership, any Unit Holder that was obligated to contribute any amount to the Partnership pursuant to this Agreement or otherwise contributed such amount to the Partnership, all liabilities of the Partnership were satisfied in cash in accordance with their terms (limited in the case of partnership nonrecourse liabilities and partner nonrecourse debt to the Gross Asset Value of the property securing such liabilities) and any remaining cash was distributed to the Unit Holders in accordance with the provisions for distributions to the Unit Holders in effect from time to time under 8.0l(a) and (c), taking into account any anticipated change in distributions, minus (ii) an amount equal to such Partner's allocable share of partnership minimum gain and partner nonrecourse debt minimum gain as computed on the last day of such fiscal year or other period in accordance with the applicable Regulations, subject to the following special allocations:

(i) Organization and Offering Expenses, including any fee paid to any internet based service provider, escrow agent, accredited investor verifier, or a similar service provider, shall be specially allocated to the Unit Holders in proportion to their Units held; provided, however, if any such Unit Holders are admitted to the Partnership at a later time, all Organization and Offering Expenses shall be reallocated among the Unit Holders, to the extent possible, so that the Organization and Offering Expenses allocated to such Unit Holders at any time are always in proportion to their Units held. In the event the Managing Partner shall determine that such result is not likely to be achieved through the future allocations of Organization and Offering Expenses, the Managing Partner may allocate a portion of Profit or Loss so as to achieve the same effect on the Capital Accounts of such Unit Holders, notwithstanding any other provision of this Agreement to the contrary.

(ii) Lease Acquisition Costs incurred in connection with the initial acquisition of the Partnership Properties by the Partnership from Affiliates of the Managing Partner shall be specially allocated to the Unit Holders in proportion to their Units held.

(iii) Pursuant to the provisions of the Code, all depletion deductions with respect to oil and gas properties in which the Partnership holds a direct or indirect interest shall be computed by the Unit Holders separately rather than the Partnership. Simulated gain, simulated depletion and simulated losses shall be allocated among the Partners in accordance with Section 4.0l(c). Upon request of the Partnership Representative, each Partner shall advise the Partnership Representative of its adjusted tax basis in each separate oil and gas property and any depletion computed with respect thereto, both as computed in accordance with the Code and this Agreement. The Partnership Representative may rely on such information and, if it is not provided by the Partner, may make such reasonable assumptions as it shall determine with respect thereto.

(iv) All Intangible Drilling Costs deductible under Section 263(c) of the Code shall be allocated among all Unit Holders in the proportion that the aggregate Capital Contributions by each Unit Holder bears to the aggregate Capital Contributions of all Unit Holders from time to time, until such time as allocations of Intangible Drilling Costs equal the aggregate Capital Contributions of all Unit Holders. Thereafter, and until such time as additional Capital Contributions are made by any Unit Holder, all Intangible Drilling Costs deductible under Section 263(c) of the Code shall be allocated to the Unit Holders in accordance with the other provisions of this Article VIII. At such time as additional Capital Contributions are made by any Unit Holder, all Intangible Drilling Costs deductible under Section 263(c) of the Code shall be specially allocated 100% to the Unit Holder(s) making such additional Capital Contributions, in the proportion such additional Capital Contributions are made, until such allocations equal such additional Capital Contributions, and thereafter all Intangible Drilling Costs shall be allocated in accordance with the preceding sentence. Such special allocations shall not include any cost which, although within the definition of Intangible Drilling Costs under this Agreement, is treated under the Code as payment of depletable Lease Acquisition Costs for tax purposes. The Partnership shall make an election to expense Intangible Drilling Costs.

(v) Profits resulting from operations (as opposed to capital transactions) as determined by the Managing Partner for any fiscal year or other period shall be allocated to the Unit Holders in the same proportions such Unit Holders are entitled to share distributions under Sections 8.0l(a) and 8.0l(c), taking into account any anticipated change in distributions, as determined by the Managing Partner in its reasonable discretion.

(b) Notwithstanding any provision of this Agreement to the contrary, Partnership Losses allocated pursuant to Section 8.02(a) to any Unit Holder for any taxable year shall not exceed the maximum amount of Partnership Losses that may be allocated to such Unit Holder without causing such Unit Holder to have an Adjusted Capital Account Deficit at the end of such taxable year.

(c) All Partnership Losses in excess of the limitation set forth in Section 8.02(b) shall be allocated solely to the other Unit Holders pursuant to Section 8.02(a).

(d) If no other Unit Holder may receive an additional allocation of Partnership Losses pursuant to Section 8.02(c), such additional Losses shall be allocated solely to the General Partners as determined by the Managing Partner.

(e) The Managing Partner shall have the discretion to allocate and reallocate items of Profit and Loss so as to conform each Unit Holder's Capital Account to such Unit Holder's rights to distributions under Sections 8.0l(a) and 8.0l(c), insofar as reasonably possible. The allocation provisions herein are intended to comply with applicable provisions of the Code, including Regulations promulgated under Section 704 of the Code, and successor statutes and Regulations thereof, and shall be interpreted and applied in a manner consistent with the Code and Regulations. In the event that the Code or the Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Article VIII, the Managing Partner is hereby authorized to make new allocations in reasonable, good faith reliance on the Code and such Regulations, and no such new allocation will give rise to any claim or cause of action by any Partner.

8.03 ALLOCATION IN **THE EVENT OF TRANSFER.** If a Partnership Interest is transferred in accordance with the provisions of this Agreement there shall be allocated to each Person who held the transferred interest during the fiscal year of transfer the product of (a) the Partnership's Profit or Loss allocable to such transferred interest for such fiscal year, and (b) a fraction the numerator of which is the number of days such Person held the transferred interest during such fiscal year and the denominator of which is the total number of days in such fiscal year; provided, however, that the Managing Partner may in its discretion allocate such Profit or Loss by closing the books of the Partnership immediately after the transfer of an interest or by any other reasonable method permitted by Section 706 of the Code. Such allocation shall be made without regard to the date, amount, or recipient of such transferred interest.

8.04 CONTRIBUTED PROPERTY. Profit or Loss with respect to any property contributed to the capital of the Partnership shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its value at the time of the contribution of such property to the Partnership in accordance with Code Section 704(c). The allocations described in this Section 8.04 shall be made using any method permitted under Regulations Section 1.704-3, as determined by the Managing Partner.

8.05 SPECIAL ALLOCATIONS. The following special allocations shall be made in the following order:

(a) **Minimum Gain Chargeback.** If there is a net decrease in Partnership minimum gain during a Partnership taxable year, each Unit Holder shall be allocated before any other allocation is made pursuant to this Section 8.05 items of income and gain for such year (and, if necessary, for subsequent years) equal to that Unit Holder's share of the net decrease in partnership minimum gain. A Unit Holder's share of the net decrease in partnership minimum gain shall be determined in accordance with the Regulations. This Section 8.05(a) is intended to comply with the minimum gain chargeback requirement of the Regulations and shall be interpreted consistently therewith.

(b) **Partner Minimum Gain Chargeback.** If there is a net decrease in minimum gain attributable to a Partner nonrecourse debt (determined pursuant to the Regulations) during any Partnership taxable year, certain items of income and gain shall be allocated (on a gross basis) as quickly as possible to those Unit Holders who had a share of the minimum gain attributable to the Partner nonrecourse debt (determined pursuant to the Regulations) in the amounts and manner described in the Regulations. This Section 8.05(b) is intended to comply with the minimum gain chargeback requirement set forth in the Regulations relating to partner nonrecourse debt and shall be interpreted consistently therewith.

(c) **Qualified Income Offset Allocation.** In the event any Unit Holder unexpectedly receives any adjustments, allocations or distributions described in Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5) or (6) which would cause the negative balance in such Unit Holder's Capital Account to exceed the sum of (i) its obligation to restore a Capital Account deficit upon liquidation of the Partnership, plus (ii) its share of partnership minimum gain, plus (iii) such Unit Holder's share of partner nonrecourse debt minimum gain, items of Partnership income and gain shall be specially allocated to such Unit Holder in an amount and manner sufficient to eliminate such excess negative balance in its Capital Account as quickly as possible. This Section 8.05(c) is intended to comply with the "qualified income offset" requirement and the alternative test for economic effect set forth in the Regulations and shall be interpreted consistently therewith.

(d) **Gross Income Allocation.** If any Partner has an Adjusted Capital Account Deficit, such Partner shall be specially allocated items of income and gain in the amount of such deficit as rapidly as possible, provided that an allocation pursuant to this Section 8.05(d) shall be made if and only to the extent that such Partner would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section 8.05(d) were not in this Agreement.

(e) **Partner Nonrecourse Deductions.** Partner nonrecourse deductions determined pursuant to the Regulations shall be allocated pursuant to the Regulations to the Unit Holder who bears the economic risk of loss with respect to such deductions.

(f) **Nonrecourse Deductions.** Nonrecourse deductions determined pursuant to the Regulations shall be allocated pursuant to the Regulations to the Unit Holders as determined appropriate by the Managing Partner.

(g) **Basis Adjustment.** To the extent an adjustment to the adjusted tax basis of any Partnership assets is required, pursuant to the Code or Regulations, to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain, if the adjustment increases the basis of the asset, or loss, if the adjustment decreases such basis, and such gain or loss shall be specially allocated to the Unit Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to the Regulations.

(h) **Curative Allocations.** The allocations set forth in the preceding provisions of Section 8.05 are intended to comply with certain requirements of the Regulations. Notwithstanding any other provision of this Article VIII, such allocations shall be taken into account in allocating profits and losses and items of Partnership income, gain, loss and deductions to the Unit Holders so that, to the extent possible, the net amount of such allocations of profits and losses and other items and those allocations to each Unit Holder in the current and future periods shall be equal to the net amount of items that would have been allocated to each such Unit Holder if the allocations under the preceding provisions of Section 8.05 had not occurred.

(i) **Recapture.** All recapture of income tax deductions resulting from the disposition of Partnership property (e.g., under Sections 1245, 1250 and 1254 of the Internal Revenue Code) shall, to the maximum extent possible, be allocated to the Partner to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Partner is allocated any gain from the disposition of such property.

8.06 ADJUSTMENT OF GROSS ASSET VALUES. Any item of gain or loss resulting from an adjustment of the Gross Asset Value of a Partnership asset shall be allocated to the Unit Holders in accordance with the provisions for distributions to the Unit Holders in effect from time to time, taking into account any anticipated change in distributions. Any adjustment to the Gross Asset Value of a Partnership asset pursuant to the definition of Gross Asset Value in this Agreement shall thereafter be taken into account as a built-in gain or loss for purposes of Code Section 704(c). The allocations described in this Section 8.06 shall be made using any method permitted under Regulations Section 1.704-3, as determined by the Managing Partner.

8.07 GUARANTEED PAYMENTS. Any fees, salaries or similar compensation payable to a Partner pursuant to this Agreement shall be deemed a guaranteed payment for federal income tax purposes and not a distribution to such Partner for such purposes. Such payments to a Partner shall not reduce the Capital Account of such Partner, except to the extent of its distributive share of any Partnership Losses or other downward capital adjustment resulting from such payment. To the extent any compensation paid to any Unit Holder by the Partnership is determined by the IRS not to be a guaranteed payment under Code Section 707(c) or is not paid to the Unit Holder other than in the Person's capacity as a Unit Holder within the meaning of Code Section 707(a), the Unit Holder shall be specially allocated gross income of the Partnership in an amount equal to the amount of that compensation, and the Unit Holder's Capital Account shall be adjusted to reflect the payment of that compensation.

8.08 PARTNERSHIP WITHHOLDING. Should the Partnership be required, pursuant to the Code, the laws of any state or any other provision of law, to withhold any amount from amounts otherwise distributable to any Unit Holder or on the basis of income allocable to any Unit Holder, the Partnership shall withhold those amounts, and any amounts so withheld shall be deemed to have been distributed to that Unit Holder under this Agreement. If any sums are withheld pursuant to this provision, the Partnership shall remit the sums so withheld to, and file the required forms with, the Internal Revenue Service, or the appropriate authority of any such state or other applicable government agency. In the event of any claimed over-withholding, a Unit Holder shall be limited to an action against the Internal Revenue Service, or the appropriate authority of any such state or other applicable government agency, for refund and each Unit Holder hereby waives any claim or right of action against the Partnership on account of such withholding. Furthermore, if the amounts required to be withheld exceed the amounts which would otherwise have been distributed to a Unit Holder, the Unit Holder shall contribute any deficiency to the Partnership within ten (10) days after notice from the Partnership. If the deficiency is not contributed within that time, such failure shall constitute a liability of that Unit Holder, and the Unit Holder shall be liable for interest on the amount of such deficiency from the date of notice until paid at an annual rate equal to the lesser of twelve percent (12%) or the highest rate permitted by law. This deficiency shall be repaid in full within ten (10) days after demand (and for this purpose any Partner other than the Unit Holder on whose account such deficiency was made may unilaterally make such demand for and on behalf of the Partnership), and otherwise shall be repaid, without prejudice to any other remedies at law or in equity that the Partnership may have, out of distributions to which the debtor Unit Holder would otherwise subsequently be entitled under this Agreement.

ARTICLE IX
BOOKS AND RECORDS

9.01 RECORDS AND REPORTS. At the expense of the Partnership, the Managing Partner shall maintain records and accounts of all operations and expenditures of the Partnership. The books and records of the Partnership shall be prima facie evidence of the Persons who have been admitted as Partners and of the Unit Holders entitled to allocations and distributions. The Partnership shall not be required to recognize the claim of any other Person to any Capital Account, Partnership Interest or Unit. The Partnership shall keep at its principal place of business the following records:

(a) A current list of the full name and last known address of each Unit Holder, and its Capital Contributions and Units;

(b) Copies of records to enable a Partner to determine the relative voting rights, if any, of the Partners;

(c) A copy of the Certificate of Formation of the Partnership and all amendments thereto;

(d) Copies of the Partnership's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e) Copies of this Agreement, together with any amendments thereto; and

(f) Copies of any financial statements of the Partnership for the three most recent years.

9.02 EXAMINATION OF BOOKS AND RECORDS. The books and records shall at all times be maintained at the principal office of the Partnership, and shall be open to the reasonable inspection and examination of the Unit Holders, or their duly authorized representatives, during reasonable business hours. An authorized representative must be a Person reasonably competent to examine such books and records. Any such Unit Holder desiring to inspect and examine such records shall make a written request to the Partnership a reasonable time in advance of any time requested for such inspection. If such inspection may include access to confidential information of the Partnership or of other Unit Holders, the Partnership may require the Unit Holder requesting the inspection to execute an agreement to keep such information confidential and not to use such information other than for legitimate purposes in connection with the ownership or management of the Partnership. Any Unit Holder may, at its own expense, obtain an audit of the books and records of the Partnership for the current and two prior years by a firm of independent certified public accountants selected by the Unit Holder, subject to any confidentiality agreement required by the Managing Partner in its discretion. The Partnership shall fully cooperate with any qualified accountants appointed by the Unit Holder to conduct such audit.

9.03 INFORMATION ABOUT UNIT HOLDERS. The Partnership shall not be required to provide the name, address or other identifying Personal or financial information about a Unit Holder, or any information about the Partnership Interest of any Unit Holder, to any Person who is not a Unit Holder. If at any time the Partnership agrees, or is required by any government agency having jurisdiction, to provide any information about Unit Holders or their Partnership Interest, the Partnership shall first obtain (a) the written representation of the Person seeking such information that the information is sought for a proper purpose related to Partnership business or management (specifically stating such purpose) or, if applicable, a valid governmental proceedings and (b), if deemed appropriate by the Managing Partner, the agreement by such Person that the Person will not disclose such information to non-Unit Holders and/or will not use such information for anything other than matters related to Partnership business or management or for valid governmental proceedings. The Managing Partner shall determine in its sole discretion whether the representation and agreement is sufficient to protect the Partnership and its Unit Holders and/or preserve the privacy of information about the Unit Holders, and whether the stated purpose is a proper purpose.

9.04 TAX RETURNS. The Managing Partner shall cause the preparation and timely filing of all tax returns required to be filed by the Partnership pursuant to the Code and all other tax returns deemed necessary or required in each jurisdiction in which the Partnership does business. Copies of such returns or pertinent information therefrom shall be furnished to the Unit Holders or their transferees within a reasonable time after the end of the Partnership's fiscal year. Each Unit Holder agrees that it will not file any tax return inconsistent with allocations or items of income, gain, loss, deduction or credit reflected on any tax return or other tax related filing made by the Partnership. The Managing Partner shall prepare, or cause to be prepared, and shall mail to each Unit Holder, within 90 days following the close of each fiscal year or as soon as practical thereafter, a Schedule K-1 (Form 1065) setting forth in sufficient detail such transactions effected by the Partnership during such fiscal year as shall enable each Unit Holder to prepare its U.S. Federal income tax return.

9.05 FINANCIAL STATEMENTS. The Managing Partner may, but shall not be required to, obtain an audit from time to time, at the expense of the Partnership, of the books of account and records of the Partnership by a firm of independent certified public accountants selected by the Managing Partner. The Managing Partner shall prepare, or cause to be prepared, in a manner consistent with the accounting method used to prepare the Partnership tax return, and shall mail to each Unit Holder, as soon as practical after the end of each fiscal year, financial statements setting forth:

(a) a balance sheet of the Partnership as of the end of such fiscal year; and

(b) statements of income for such fiscal year.

In addition, the Managing Partner may, but shall not be required to, obtain an engineering report from time to time on the reserves underlying the Leases owned by the Partnership. The Managing Partner shall promptly provide a copy of any audit or engineering report to all Unit Holders.

9.06 TAX AUDIT. The Partnership may, if it is eligible and at the discretion of the Partnership Representative, elect to opt out of the partnership tax audit regime implemented under Internal Revenue Code Section 6221 for tax years beginning after 2022. The Partnership Representative shall notify all Unit Holders of any proceedings commenced by the Internal Revenue Service, and thereafter shall furnish all Unit Holders periodic reports at least quarterly on the status of such proceedings. The Partnership Representative is authorized and required to represent the Partnership in connection with all examinations of the Partnership by any taxing authority having jurisdiction over the Partnership, and to take such action, including settlement or litigation of such proceedings, as it, in its discretion, deems to be in the best interest of the Partnership. Each Unit Holder agrees to cooperate with the Partnership Representative and to do or refrain from doing any and all things reasonably requested by the Partnership Representative with respect to any such examination or any resulting filing or proceeding. No Person other than the Partnership Representative shall have any right to (a) participate in any audit of any Partnership tax return; (b) participate in any proceedings arising out of or in connection with any Partnership audit or tax return, amended tax return or claim for a refund; or (c) appeal or otherwise challenge any findings in any such proceeding. The Partnership Representative shall have sole discretion to determine whether the Partnership will contest any proposed or assessed tax deficiencies or penalties on its own behalf or on behalf of the Unit Holders. Any tax payment deficiency and penalty shall be allocated to and paid by the Unit Holders (including former Unit Holders) who held Units in the year under review, in proportion to their respective Partnership Interests in the year under review, as determined by the Managing Partner. Any tax overpayment shall be allocated to the Unit Holders who hold Units in the year in which the tax overpayment is finally determined by the Internal Revenue Service or other taxing authority, in proportion to their respective Partnership Interests. Each Unit Holder (including former Unit Holders) shall pay its proportionate share of any tax payment deficiency or penalty finally determined by the Internal Revenue Service or other taxing authority within 30 days after demand by the Partnership Representative. Each Unit Holder indemnifies and holds each other Unit Holder harmless from payment of such indemnifying Unit Holder's proportionate share of any tax payment deficiency.

ARTICLE X
TRANSFER OF INTERESTS

10.01 GENERAL. This Article X shall not apply to initial admission of Partners pursuant to Article Ill of this Agreement and Section 10.04 shall not apply to transfers of Partnership Interests between existing Partners of the Partnership. A Partnership Interest, and any interest in a Partnership Interest, may not be Transferred, voluntarily or involuntarily (including by operation of law or otherwise), except in accordance with the provisions of this Article X. A Unit Holder shall obtain the prior written consent of the Managing Partner for any Transfer subject to this Article X other than a Transfer by operation of law and no consent will be granted if the Transfer would result in the "termination" of the Partnership pursuant to Section 708 of the Code or if the transferee is not a citizen or resident of the United States. Any attempt to Transfer any interest in a Partnership Interest in violation of this Agreement or any applicable state or federal law shall be void and of no effect, except that any Transfer by operation of law shall result in the transferee having the rights of an assignee who has not been admitted as a Partner, as to allocations and distributions, but not the rights of a Partner under this Agreement unless admitted as a Partner by the Managing Partner. The transferee shall provide to the Managing Partner its taxpayer identification number, passport and related information of any natural Person transferee or control Person of any transferee, and any other information reasonably necessary to permit the Partnership to file required tax returns or comply with anti-money laundering laws. A Unit Holder that is an entity may change its name, or merge or consolidate with an Affiliate, without the prior consent of the Managing Partner, and such action shall not be considered a Transfer subject to this Article X.

10.02 PARTNERSHIP INTERESTS ARE RESTRICTED SECURITIES. Partnership

Interests have not been registered under the Federal Securities Act of 1933 or under the securities laws of any state or other jurisdiction, and may not be offered or Transferred unless and until registered under such act and laws or, in the opinion of counsel in form and substance satisfactory to the Partnership, such offer or Transfer is in compliance therewith.

10.03 RIGHT OF FIRST REFUSAL. Any Unit Holder or Unit Holder's legal representative desiring to Transfer all or part of its Partnership Interest to a Person or entity other than one of the Partners, for any reason other than a Transfer by operation of law, shall first notify the Managing Partner in writing of its intention to Transfer, stating the name and address of the proposed transferee, the amount of Partnership Interest proposed to be Transferred, the consideration proposed to be received therefore, and the proposed terms of the Transfer. The Managing Partner in its discretion shall have the exclusive right and privilege to cause the Partnership to purchase the Partnership Interest proposed to be Transferred for the proposed consideration within thirty (30) days after the receipt of such written notice. If the Managing Partner does not cause the Partnership to purchase the Partnership Interest so offered, during the next succeeding ninety (90) day period the Unit Holder or Unit Holder's legal representative desiring to Transfer the Partnership Interest may then Transfer such Partnership Interest to the Person and at the price and terms stated in the offer. If the Partnership Interest is not so Transferred, it shall not be subsequently Transferred without first again offering it to the Managing Partner as provided above. This Section 10.3 shall not be construed as limiting in any way the authority and discretion of the Managing Partner either to give or withhold its consent to any proposed Transfer of Partnership Interests, or to the admission of the transferee as a Partner even though the Managing Partner shall not have exercised the right and privilege to purchase such Partnership Interest.

10.04 CONSENT REQUIRED FOR SUBSTITUTION OF NEW PARTNER. Subject to Sections 10.01, 10.02 and 10.03, a transferee of any Partnership Interest may become a Partner only upon (a) execution and delivery by the transferee of a written acceptance and adoption of this Agreement, as the same may be amended, together with such other documents, if any, as the Managing Partner may require; (b) the payment to the Partnership by the Unit Holder Transferring its Partnership Interest of all reasonable expenses incurred by the Partnership in connection with such Transfer; and (c) upon the consent of the Managing Partner, which may, in each case, be given or denied in the discretion of the Managing Partner. Upon such execution, payment and consent, the transferee shall, with respect to the Partnership Interest assigned, be admitted to the Partnership and become a substituted Partner therein. A transferee who is not admitted as a Partner shall be entitled to allocations and distributions in respect to the Partnership Interest transferred but shall not have any rights reserved to Partners under this Agreement.

10.05 REPURCHASE OF INVESTOR PARTNER INTERESTS. Within ninety (90) days of the three and one half year (3.5 year) anniversary of the date on which the last Offered Unit is sold to an Investor Partner, but in no event later than 90 days after March 30, 2027, WhiteRiver, subject to Cash Availability , shall offer to repurchase from all Investor Partners their Units at the Fair Market Value per purchase Unit (the "**Redemption**"). Each and Investor Partner shall have three options, one of which shall be exercised by giving the Managing General Partner notice of the Redemption offer within 10 days of White River's giving of notice which notice under this Section 10.05 shall only be given by FedEx or other nationally recognized overnight delivery service, next business day delivery. The three options are to (i) accept the Redemption offer, (ii) elect to remain as a Partner, or (iii) if White River or a subsidiary is offering to raise capital for another investment fund exchange the Partnership Unit for the a unit in the new fund using the Fair Market Value per Unit of the Partnership as the equivalent of a cash investment. . The purchase price to be paid under this Section 10.05 shall be paid one hundred percent (100%) in cash, unless otherwise agreed by the Partnership and a Majority Consent of the Partners.

ARTICLE XI
DISSOLUTION AND TERMINATION

11.01 DISSOLUTION. The Partnership shall only be dissolved upon the earlier of:

(a) the Managing Partner determines that the Partnership should be dissolved;

(b) the Managing Partner becoming subject to an Event of Withdrawal and being replaced in accordance with the terms of this Agreement;

(c) the Partnership becoming insolvent or bankrupt;

(d) the sale or other disposition of all or substantially all of the Partnership's assets outside the ordinary course of business; or

(e) any other event that, under the Act, would be an event requiring winding up, provided, however, that the Partnership shall not be required to be wound up or dissolved upon the request for a winding up of the Partnership from any Partner or Unit Holder.

The merger, consolidation, recapitalization, or reorganization of the Managing Partner shall not be deemed an event requiring winding up or dissolution of the Partnership. An Event of Withdrawal regarding a General Partner or the withdrawal of any General Partner or the conversion of any General Partner interest into a Limited Partner interest shall not be deemed an event requiring winding up or dissolution of the Partnership.

Upon the occurrence of any event set forth in Section 11.01(b) of this Agreement, the Managing Partner or any other Partner shall deliver written notice thereof to all Unit Holders and the Partnership shall be deemed to be reconstituted if there remains at least one Partner willing to serve as Managing Partner and, in such capacity, to be a general partner who shall serve as Managing Partner, and, if there is more than one Partner willing to serve as Managing Partner, a Majority Consent shall determine which Partner shall serve as Managing Partner, in which case the business of the Partnership shall be carried on by the remaining Partners. If no Partner willing to serve as Managing Partner remains, the Partnership shall dissolve and thereafter shall conduct only activities necessary to wind up its affairs. If the Partnership is reconstituted, then:

(i) the Partnership shall continue until thereafter dissolved in accordance with this Article XI; and

(ii) the interest of the former Managing Partner shall be treated thenceforth as the interest of a Limited Partner, as provided in Section 5.10(c) of this Agreement; and

(iii) all necessary steps shall be taken to amend or restate this Agreement and the certificate of limited partnership, and the successor Managing Partner may for this purpose exercise the power of attorney granted pursuant to Article XII of this Agreement.

Upon the occurrence of any event set forth in Section 11.0l(e) of this Agreement, the Managing Partner shall deliver written notice thereof to all Unit Holders and the Partnership shall be deemed to be reconstituted if, within ninety (90) days after such event, all of the remaining Partners (A) elect in writing to continue the business of the Partnership and, (B) agree to the appointment, effective as of the date of such event of dissolution, of one or more new Managing Partners. If no election to continue the Partnership is made by all remaining Partners within ninety (90) days of the event of dissolution, the Partnership shall dissolve and thereafter shall conduct only activities necessary to wind up its affairs. If the Partnership is reconstituted, then:

(1) the Partnership shall continue until thereafter dissolved in accordance with this Article XI; and

(2) all necessary steps shall be taken to amend or restate this Agreement and the certificate of limited partnership, and the Managing Partner may for this purpose exercise the power of attorney granted pursuant to Article XII of this Agreement.

11.02 EFFECT OF DISSOLUTION. Upon dissolution, the Partnership shall cease to carry on its business, except as permitted by the Act. Upon dissolution, the Managing Partner or liquidator shall make such filings and publish any notice required by the Act.

11.03 DISTRIBUTION UPON DISSOLUTION. In the event of dissolution as provided in Section 11.01 above, the assets of the Partnership shall be paid and distributed in the following order:

(a) All of the Partnership's debts and liabilities to Persons other than Unit Holders, but excluding secured creditors whose obligations will be assumed or otherwise transferred upon the liquidation of Partnership assets, shall be paid and discharged and any reserve deemed necessary by the Managing Partner or liquidator for the payment of such debts shall be set aside;

(b) All of the Partnership's debts and liabilities to Unit Holders, excluding any accrued and unpaid portion of any management fee, shall then be paid and discharged; and

(c) The balance of the assets of the Partnership shall then be distributed to the Unit Holders in the following order:

(i) first, to the Managing Partner in an amount equal to any accrued and unpaid portion of any management fee;

(ii) second, to the Unit Holders, pro rata, in proportion, and to the extent of their remaining positive Capital Account balances; provided,

however, that the Unit Holders' Capital Accounts first shall be adjusted to reflect the manner in which any unrealized income, gain, loss and deduction inherent in the Partnership's property (including oil and gas properties), which has not previously been reflected in the Unit Holders' Capital Accounts, would be allocated among the Unit Holders if there had been a taxable disposition of the Partnership's assets at fair market value on the date of distribution; and

(iii) third, to the Unit Holders in accordance with the provisions of Section 8.0l(c).

Upon dissolution, each Unit Holder shall look solely to the assets of the Partnership for the return of its Capital Contributions, and shall be entitled only to a cash distribution or a distribution in kind of the Partnership's assets made in accordance with Section 11.04 hereof.

11.04 DISTRIBUTION IN KIND. If the Managing Partner (or other Person acting as liquidator) determines that a portion of the Partnership's assets should be distributed in kind to the Unit Holders in connection with a liquidation of the Partnership, an independent appraisal of the fair market value of each such asset as of a date reasonably close to the date of liquidation shall be obtained. Any unrealized appreciation or depreciation with respect to any asset to be distributed in kind shall be allocated among the Unit Holders (in accordance with the provisions of Article VIII, and assuming that the assets were sold for the appraised value) and taken into consideration in determining the balance in the Unit Holders' Capital Accounts as of the date of final liquidation. Distribution of any such asset in kind to a Unit Holder shall be considered a distribution of an amount equal to the asset's fair market value for purposes of Section 11.03. The Managing Partner (or other Person acting as liquidator) may establish a liquidating trust for the benefit of the Unit Holders and transfer assets to such trust.

11.05 LIQUIDATOR. Any Person acting as liquidator shall be protected from liability and entitled to indemnification to the same extent as the Managing Partner.

11.06 TERMINATION. Upon the completion of the distribution of Partnership assets as provided in this Article XI, the existence of the Partnership shall be terminated.

11.07 CERTIFICATE OF TERMINATION. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefore and all of the remaining property and assets have been distributed to the Unit Holders, a certificate evidencing such termination may be executed and filed with the Secretary of State of Delaware in accordance with the Act.

11.08 RETURN OF CONTRIBUTION NONRECOURSE TO OTHER UNIT HOLDERS. Except as provided by law or as expressly provided in this Agreement, upon dissolution, each Unit Holder shall look solely to the assets of the Partnership for the return of the Unit Holder's Capital Account. If the Partnership property remaining after the payment or discharge of the debts and liabilities of the Partnership is insufficient to return the Capital Account of one or more Unit Holders, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Unit Holder shall have no recourse against any other Unit Holder except as otherwise expressly provided in this Section. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, no Limited Partner shall be obligated to restore a deficit balance in its Capital Account at any time, except to the extent of the amount of a required payment under Section 8.08 or Section 9.06. Notwithstanding the previous sentence, in the event of the liquidation of the Managing Partner's (or other General Partner's) interest in the partnership, the Managing Partner (or other General Partner) shall contribute to the Partnership an amount of cash equal to (but in no event will it be obligated to contribute more than) the negative balance (if any) in such Partner's Capital Account. Any amount contributed by the Managing Partner (or other General Partner) shall be paid to the creditors of the Partnership or distributed to the other Partners, in either case as provided in Section 11.03. Any Capital Contribution required hereunder shall be made on or before the later of (a) the end of the taxable year of the Partnership in which such Partner's Unit is liquidated, or (b) the ninetieth (19th) day following the date of such liquidation. Notwithstanding any of the foregoing to the contrary, to the extent required by applicable law, a Partner receiving a distribution in part or full return of his Capital Contribution shall be liable to the Partnership for any sum, not in excess of such amount returned plus interest, necessary to discharge the liabilities of the Partnership to creditors who extended credit or whose claims arose before such distribution.

ARTICLE XII
POWER OF ATTORNEY

12.01 Each Unit Holder hereby irrevocably makes, constitutes, and appoints the Managing Partner as its true and lawful attorney to make, sign, execute, acknowledge, swear to, and file with respect to the Partnership:

(a) all documents of transfer of a Unit Holder's interest and all other instruments to effect such transfer, but only if in compliance with all applicable provisions of this Agreement;

(b) all certificates of limited partnership as are required by law and all amendments to this Agreement and to the Partnership's certificates of limited partnership regarding a change in the name of the Partnership, its registered office or registered agent, or the address of the Managing Partner, or the admission or withdrawal of a Unit Holder;

(c) all amendments adopted in compliance with all applicable provisions of this Agreement;

(d) all documents (including counterparts of this Agreement) which the Managing Partner deems appropriate to qualify or continue the Partnership as a limited partnership in the jurisdictions in which the Partnership may conduct business; and

(e) all conveyances and other documents, instruments, and certificates which the Managing Partner deems appropriate to effect the certification, dissolution, liquidation, or termination of the Partnership.

The foregoing grant of authority is hereby declared to be irrevocable and a power coupled with an interest, which shall survive the death and disability of any Unit Holder. In the event of any conflict between the provisions of this Agreement and any document executed or filed by the Managing Partner pursuant to the power of attorney granted in this Section, this Agreement shall govern.

ARTICLE XIII
GENERAL PROVISIONS

13.01 GOVERNING LAW. This Agreement, and the application or interpretation hereof, shall be governed by its terms, by the Act and by the laws of the State of Delaware without reference to the laws of any other jurisdiction. The Partnership hereby elects, pursuant to the Act**,** that each Partnership Interest in the Partnership shall constitute a security governed by Article 17 of the Act.

13.02 EXECUTION OF ADDITIONAL INSTRUMENTS. Each Unit Holder hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

13.03 CONSTRUCTION. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and each gender shall include all other genders.

13.04 BEADINGS. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision hereof.

13.05 WAIVERS. No waiver of any violation of the provisions of this Agreement shall constitute a waiver of any further or other violation. No failure to enforce a right or remedy shall constitute a waiver of that or any other right or remedy.

13.06 RIGHTS AND REMEDIES CUMULATIVE. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use that right or remedy again or to use any or all other rights or remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

13.07 EXHIBITS. All exhibits referred to in this Agreement and attached hereto are incorporated herein by this reference.

13.08 HEIRS, SUCCESSORS AND ASSIGNS. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

13.09 CREDITORS. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Partnership or by any Person not a party hereto.

13.10 EXECUTION AND COUNTERPARTS. An electronic signature or an electronic copy of a manual signature to this Agreement or any other notice or document regarding the Partnership shall be given legal effect and deemed valid and binding on the Person authorizing or transmitting such signature and any Person to whom the signature is attributable, whether or not such signature is encrypted or otherwise verified. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

13.11 FEDERAL INCOME TAX ELECTIONS. All elections required or permitted to be made by the Partnership under the Code, any state tax laws or any other relevant tax laws shall be made by the Partnership Representative in its sole discretion. The provisions on limitations of liability of the Managing Partner and indemnification set forth in Article V hereof shall be fully applicable to the Partnership Representative in its capacity as such.

13.12 NOTICE. Except a otherwise provided under Section 10.05, each Unit Holder agrees that the Partnership may transmit information about or from the Partnership, disclosures and notices electronically on an unencrypted basis (a) via email to the email address designated by the Unit Holder in its initial subscription or subsequently designated by the Unit Holder by a written notice made in accordance with the following sentence, (b) by access to a web site that the Partnership designates in an email notice the Partnership sends to a Unit Holder at the time the information is available, or (c) to the extent permissible by law, by access to a web site that the Partnership designates in advance for such purpose. In addition, any notice or document sent to or by the Partnership or any Managing Partner or Unit Holder may be sent by hand delivery or by facsimile providing confirmation of receipt or by Federal Express or similar courier delivery or by U. S. Postal Service certified mail, return receipt requested, to the party entitled to receive such notice or other document at the address provided herein for the Partnership for any notice to the Partnership or any Managing Partner and at the address provided to the Partnership by any Unit Holder in its initial subscription agreement for any notice to any Unit Holder, or any such other address as such Person may request in a written notice made in compliance herewith. Such notice or document will be deemed received on the earlier of the date actually received, if provided by email, through a web site, sent by hand delivery, confirmed facsimile or courier delivery, or three business days after it is deposited in the U.S. mail properly addressed and sent by certified mail, return receipt requested. Notice provided in accordance with this Section shall be effective notwithstanding anything in the Act to the contrary. A Unit Holder may withdraw its consent to receipt of information, disclosures or notices via unencrypted email by notice to the Managing Partner sent in accordance with the second sentence of this Section.

13.13 INVALIDITY. The invalidity or inability to enforce any particular provision of this Agreement shall not affect the other provisions hereof, and the Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted. If any particular provision herein is construed to be in conflict with the provisions of the Act, the provisions of this Agreement shall control to the fullest extent permitted by applicable law.

13.14 AMENDMENTS TO THE AGREEMENT. The Managing Partner is specifically authorized to make amendments to this Agreement if necessary or appropriate in the Managing Partner's discretion to comply with the Internal Revenue Code or to carry out the intent of the distribution provisions, but only if any such amendment does not substantially alter a Unit Holder's right to distributions; provided however that the Managing Partner may update Exhibit B to this Agreement at any time to reflect the proper names, addresses, units held and capital contributions of the Partners. This Agreement may be amended in all other instances only by a Majority Consent of each class of Units, except that any amendment to this Section 13.14 shall require the unanimous affirmative vote of all Partners. The Partners by a Majority Consent may modify or waive any provision of Section 153.004 of the Act that is permitted to be modified or waived. This Section 13.14 will not limit the ability of the Managing Partner to enter into side letters or similar agreements in accordance with Section
13.16 and amend this Agreement accordingly.

13.15 ARBITRATION

(a) The Parties agree to resolve any dispute, controversy or claim arising out of or in relation to or in connection with this Agreement, including without limitation any dispute as to its validity, interpretation, enforceability or breach, and including any state or federal statutory claims and including claims for tortious conduct, by binding arbitration before the American Arbitration Association ("**AAA**"), and the Parties waive all rights to have any such disputes heard before a court of law and expressly waive their rights to a trial by jury, except the right to enforce an arbitration award under the provisions of this Section, and except for any claims requiring emergency temporary or preliminary injunctive relief. Any arbitration shall proceed in accordance with the following terms:

(i) Arbitration shall be governed by the following rules of procedure and (in relation to the enforcement of awards) by the Federal Arbitration Act, 9 U.S.C. § 1 et seq., notwithstanding any state law provisions to the contrary. Either Party may require that the matter be resolved through binding arbitration by notice to the other. The notice must contain a statement of the issue(s) to be determined by arbitration.

(ii) Within ten (10) days after receipt of a notice, the other Party may designate any additional issue(s) for arbitration by notice in reply. Within twenty (20) days of the notice, each side must designate a AAA arbitrator. Once each side has designated their respective arbitrator, the two (2) arbitrators shall agree upon a third arbitrator chosen from a list of potential arbitrators provided by the AAA. In the event that the third (3rd) arbitrator has a conflict that prevents him/her from hearing the matter, then a new arbitrator shall be selected by the remaining two (2) arbitrators.

(iii) The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the AAA, save and except to the extent amended herein.

(iv) Limited civil discovery shall be permitted only for the production of documents. No other discovery shall be allowed. The Parties shall attempt to reach agreement on a proposal for limited document discovery. If discovery is requested by either Party, but the Parties are unable to reach agreement on a proposal for limited discovery within thirty (30) days after the request for discovery is made, the Parties shall submit their discovery dispute to the arbitration panel who shall enter their own order concerning discovery. The aforesaid discovery shall be governed by the Federal Rules of Civil Procedure except as modified by order of the arbitration panel.

(v) The arbitration panel has no authority to award punitive or exemplary damages. The panel's award must be rendered within thirty (30) days following the conclusion of the hearing or submission of evidence. The award of the panel shall be in writing and signed by the arbitrators, and such award shall not be accompanied by a reasoned opinion. Such award shall be final and binding (subject to corrections for errors to be determined by the arbitrator) without the right of appeal.

(vi) All evidence submitted in an arbitration proceeding, transcripts of such proceedings, and all documents submitted by the Parties in an arbitration proceeding, shall be kept confidential by the arbitration panel and the Parties. Each Party must bear its expenses and costs of its own attorneys and witnesses, and one-half (1/2) of the expense and costs of the arbitration panel, unless otherwise decided by the panel.

(vii) The arbitrator's award will, if a monetary award is made, provide for interest as described below and may award to the prevailing Party, if any, as determined by the arbitration panel some or all of its Costs and Fees. "**Costs and Fees**" means all reasonable pre- award expenses of arbitration, including the arbitrators' fees, administrative fees, travel expenses, out of pocket expenses such as copying, telephone, witness fees and attorneys' fees. In addition, should the arbitrators' award be challenged in court, the prevailing Party shall be entitled to recover all of its attorneys fees and costs of litigation incurred after the date the panel's award is provided to both Parties. The award shall include interest from the date of any breach or violation of the Agreement at the pre- judgment interest rate in Delaware and from the date of the award until paid in full at the lower of the maximum interest rate permitted by Delaware law to the Parties or fourteen percent (14%) per annum. Judgment upon any award rendered by the panel may be entered in any court having jurisdiction. The prevailing Party is entitled to reasonable attorneys' fees in any court proceeding necessary to enforce or collect any award or judgment rendered by the panel. The exclusive venue for the arbitration shall be Fayetteville, Arkansas. The Expedited Procedures, the Optional Procedures and the Optional Rules set out in AAA's Commercial Dispute Resolution Procedures shall not apply to this arbitration.

13.16 ENTIRE AGREEMENT. This Agreement and the other agreements referred to herein, including the Limited Partners' side letters or similar agreements entered into pursuant to this Section 13.16, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and fully supersedes any and all prior or contemporaneous agreements or understandings between the parties hereto pertaining to the subject matter hereof. Notwithstanding the provisions of this Agreement, it is hereby acknowledged and agreed that the Managing Partner on its own behalf or on behalf of the Partnership without the approval of any Limited Partner or any other Person may enter into a side letter or similar agreement to or with a Limited Partner which has the effect of establishing rights under, or altering or supplementing the terms of, this Agreement. The parties hereto agree that any terms contained in any such side letter or similar agreement to or with a Limited Partner will govern with respect to such Limited Partner notwithstanding the provisions of this Agreement.

13.17 DETERMINATION OF MATTERS NOT PROVIDED FOR IN THIS AGREEMENT. The Managing Partner shall decide any and all questions arising with respect to the Partnership and this Agreement that are not specifically or expressly provided for in this Agreement.

[Remainder of Page Intentionally Left Blank]

This Agreement was adopted effective as of (although not necessarily signed on) May 26, 2023.

MANAGING PARTNER:

White River Energy Partners Management I LLC

By:__________________________________
Jay Puchir, Manager

WHITE RIVER ENERGY CORP.

By:__________________________________
Jay Puchir, Chief Financial Officer

Effective as of May 26, 2023:

INITIAL INVESTOR PARTNER:

White River Energy Partners Management I LLC

By: __________________________________
Jay Puchir, Manager

White River Energy Partners I, LP Partnership Agreement Signature Page

Exhibit B

Roll-forward Schedule

WTRV

OG Rollforward

	3/31/2021	Acquisition	Reclassifications	Assignment/Sale	Depletion	Impairment	3/31/2022	Acquisition	Reclassification	Exploration	Assignment/Sale	Depletion	Impairment	3/31/2023

Full-cost reserves	9,050,394	303,500	931,785	(1,961,532)	(1,706,164)	(4,322,968)	2,295,015	1,298,326	5,014,930	-	(1,454,889)	(380,540)	(5,487,665)	1,285,177
Unevaluated wells in progress	5,868,137	-	(931,785)	-	-		4,936,352	106,843	(5,014,930)	3,244,653	(28,265)	-	-	3,244,653

	14,918,531	303,500	-	(1,961,532)	(1,706,164)	(4,322,968)	7,231,367	1,405,169	-	3,244,653	(1,483,154)	(380,540)	(5,487,665)	4,529,830

Summary of amounts in Statements of Operations	March 31, 2023	March 31, 2022

Impairment	5,487,665	4,322,968
Depletion	380,540	1,706,164
Accretion	119,518	155,612
Depreciation	200,580	33,439

	6,188,303	6,218,183